Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-267625

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to the common shares has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell, nor a solicitation of an offer to buy, the common shares in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2022

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

PRELIMINARY PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 26, 2022

New Issue	October 11, 2022

CAMECO CORPORATION

US$●

● Common Shares

This preliminary prospectus supplement (this “Prospectus Supplement”) to the base shelf prospectus (the “Base Prospectus” and together with the Prospectus Supplement, the “Prospectus”) of Cameco Corporation (“we”, “us”, “Cameco” or the “Company”) qualifies the distribution (the “Offering”) of ● common shares (the “Common Shares”) in the share capital of the Company (the “Offered Shares”) at a price of US$● per Offered Share (the “Offering Price”).

The Offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated ●, 2022 by and among the Company and CIBC World Markets Inc. and Goldman Sachs & Co. LLC (the “Joint Bookrunners”), as joint active bookrunners on behalf of a syndicate of underwriters including ●, ● and ● (collectively with the Joint Bookrunners, the “Underwriters”), as more fully described under the section entitled “Plan of Distribution” in this Prospectus Supplement. The Offered Shares will be offered in the United States and in each of the provinces and territories of Canada through the Underwriters either directly or through their respective US or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in the United States under the terms of the Company’s Registration Statement on Form F-10 (File No. 333-267625) (the “US Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the US Securities Act of 1933, as amended (the “US Securities Act”).

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company’s financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of US companies.

On October 11, 2022, the Acquisition Partnership (as defined herein) (in which Cameco, directly or through one or more affiliated entities, collectively holds a 49% interest, and in which Brookfield Renewable Partners L.P. (“BEP”), together with its institutional investors (collectively, “Brookfield Renewable”), collectively holds the remaining 51% interest) entered into an equity purchase agreement (the “Acquisition Agreement”) to acquire 100% of the equity interests (the “Acquisition”) of one or more holding vehicles which own and operate, directly or indirectly, through subsidiaries, Westinghouse Electric Company and certain of its affiliates (collectively, “Westinghouse” or “WEC”), a global provider of nuclear services, for a total enterprise purchase price of US$7.875 billion (the “Purchase Price”), which results in required aggregate cash contributions from Cameco and Brookfield Renewable of approximately US$4.5 billion, subject to closing and post-closing adjustments. The completion of the Acquisition (the “Acquisition Closing”) is subject to certain conditions, including the receipt of the BBU Minority Approval (as defined herein), regulatory approvals and other customary closing conditions. Cameco expects the Acquisition Closing to occur in the second half of 2023 (the “Acquisition Closing Date”). See “The Acquisition” and “Acquisition Agreement”.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CCO” and on the New York Stock Exchange (the “NYSE”) under the trading symbol “CCJ”. On October 7, 2022 and October 10, 2022, the last trading day prior to the date of this Prospectus Supplement on each of the TSX and the NYSE, respectively, the closing price of our Common Shares on the TSX was $36.67 and on the NYSE was US$25.39. Cameco has applied to list the Offered Shares and the Additional Shares (as defined herein) on the TSX and the NYSE. All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

The Company’s articles of incorporation (“Articles”) contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Description of Share Capital—Restrictions on Ownership and Voting” in the Base Prospectus.

Price: US$● Per Offered Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to Cameco(2)(3)
Per Offered Share	US$●	US$●	US$●
Total	US$●	US$●	US$●

(1)

Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to ●% of the aggregate purchase price paid by the Underwriters to the Company per Offered Share, including the sale of any Additional Shares sold pursuant to the exercise of the Over-Allotment Option (as defined herein), and to reimburse the Underwriters for certain of their expenses incurred in connection with the Offering. See “Plan of Distribution”.

(2)

After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters’ expenses), which are estimated at US$●.

(3)

The aggregate net proceeds of the Offering to Cameco will be US$●, after deducting the Underwriters’ Fee of US$●, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters’ expenses), which are estimated at US$●.

We have granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional ● Common Shares (the “Additional Shares”) at a price of US$● per Additional Share on the same terms and conditions as the Offering, representing up to 15% of the number of Offered Shares sold in the Offering. The Over-Allotment Option is exercisable at any time, in whole or in part for a period of 30 days following the closing of the Offering. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and the net proceeds to Cameco (before payment of expenses of the Offering) as a result of the exercise of the Over-Allotment Option in full will be US$●, US$● and US$●, respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the issuance of Additional Shares pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	● Additional Shares	Up to 30 days following closing of the Offering	US$● per Additional Share

If the Over-Allotment Option is exercised in full, the aggregate net proceeds of the Offering to Cameco will be US$●, after deducting the Underwriters’ Fee of US$●, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters’ expenses), which are estimated at US$●.

Unless the context otherwise requires, all references to the “Offering” in this Prospectus Supplement shall include the Over-Allotment Option and the issuance of Additional Shares pursuant thereto, and all references to “Offered Shares” shall include the Additional Shares.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Company by McCarthy Tétrault LLP and Covington & Burling LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP. Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about ●, 2022 or such other date as the Company and the Underwriters may agree upon (the “Closing Date”); however, the Offered Shares are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the final receipt in Canada for this Prospectus Supplement.

The Company expects that delivery of the Offered Shares will be made to investors on or about the Closing Date, which is the third business day following the date of pricing of the Offered Shares (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The Offered Shares will be ready for delivery through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to CDS or its nominee and deposited with CDS on the Closing Date, or as may otherwise be agreed to among the Company and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

The Underwriters propose to initially offer, either directly or through their broker-dealer affiliates or agents, the Offered Shares at the Offering Price. After a reasonable effort has been made to sell the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

The Offering Price was determined by negotiation between us and the Joint Bookrunners, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

An investment in the Offered Shares involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S-32, the “Risk Factors” section in the Base Prospectus beginning on page 10 and in the documents incorporated by reference herein and therein.

Neither the Company nor any Underwriter has authorized anyone to provide prospective investors with different or additional information from that contained or incorporated by reference in the Prospectus. Investors should not assume that the information contained in the Prospectus or incorporated by reference in the Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of the applicable document incorporated by reference herein, as applicable.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences in the United States, Canada or elsewhere, depending on each particular investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain US Federal Income Tax Considerations” and “Risk Factors”.

The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction in which it is unlawful to do so.

The enforcement by investors of civil liabilities under the US federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the Underwriters or experts named in this Prospectus Supplement may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Certain Civil Liabilities”.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC World Markets Inc., CIBC World Markets Corp., Goldman Sachs & Co. LLC, Goldman Sachs Canada Inc., ●, ● and ● are affiliates of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities or commitments for credit facilities available to the Company. Furthermore, CIBC World Markets Inc. and Goldman Sachs & Co. LLC are acting as financial advisors to the Company in connection with the Acquisition. Accordingly, in connection with the Offering and pursuant to applicable securities legislation, we may be considered a “connected issuer” with each of the foregoing Underwriters for the purposes of securities regulations in certain provinces and territories of Canada. See “Plan of Distribution—Relationship Between the Company and the Underwriters”.

Cameco’s head office and registered office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to “Cameco”, the “Company”, “we”, “us” and “our” refer to Cameco Corporation and/or, as applicable, one or more or all of its subsidiaries. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References in this Prospectus Supplement to “$”, “C$” and “dollars” are to Canadian dollars and references to “US$” are to US dollars, in each case unless otherwise stated.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement and the Base Prospectus are together referred to as the Prospectus. Other documents are incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Prospectus. See “Documents Incorporated by Reference”.

Cameco filed the Base Prospectus with the securities commissions in all provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Prospectus in accordance with National Instrument 44-102 – Shelf Distributions (“NI 44-102”). The Financial and Consumer Affairs Authority of Saskatchewan issued a receipt dated September 26, 2022 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 – Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of the US Registration Statement that the Company filed with the SEC under the US Securities Act utilizing the MJDS. The US Registration Statement became effective under the US Securities Act on September 26, 2022 (SEC File No. 333-267625). The US Registration Statement includes the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to Form F-10.

Neither we nor the Underwriters have authorized anyone to provide you with different information from that contained or incorporated by reference in this Prospectus Supplement or the Base Prospectus, except as described under the section entitled “Marketing Materials”. Neither we nor the Underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give. Neither we nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained, or incorporated by reference, in this Prospectus Supplement is intended to be accurate as of the date hereof or the date of such documents incorporated by reference, as applicable, such information may be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be incorporated by reference into this Prospectus Supplement and by any subsequently filed amendments. Neither the delivery of this Prospectus Supplement, nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information, and our business, financial condition, results of operations and prospects may have changed since those dates.

To the extent that any statements made in this Prospectus Supplement differ from those in the Base Prospectus or from those incorporated by reference herein or therein, the statements made in the Base Prospectus and the information incorporated by reference herein or therein are deemed modified or superseded by the statements made in this Prospectus Supplement and information incorporated by reference herein that is as of a later date. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, investors should rely on the information contained in this Prospectus Supplement.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this Prospectus and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200); Attention: Corporate Secretary.

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the reporting requirements of the US Exchange Act, and in accordance with the US Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the MJDS, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the US Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the US Exchange Act and the rules promulgated thereunder. In addition, we may not be required to publish financial statements as promptly as US companies.

You may read any document we file with the securities commissions and other authorities of the provinces and territories of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s website at www.sec.gov.

We have filed with the SEC under the US Securities Act the US Registration Statement, which registers the offer and sale of our securities, including the Offered Shares. This Prospectus does not contain all of the information set forth in such US Registration Statement, certain items of which are contained in the exhibits to the US Registration Statement as permitted or required by the rules and regulations of the SEC. Information omitted from the Prospectus but contained in the US Registration Statement is available on the SEC’s website at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus Supplement, the Base Prospectus and the information incorporated by reference herein and therein, including certain information about Cameco’s business outlook, objectives, strategies, plans, strategic priorities and results of operations, as well as other statements which are not current statements or historical facts, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Examples of forward-looking information and statements in this Prospectus Supplement include, but are not limited to: our expectations regarding the anticipated closing of the Offering; our expectations regarding third-quarter deliveries and production; improving cash flows; climate change; uranium fundamentals; licensing status; our strategy, including investment in the nuclear fuel value chain; Cameco returning to tier-one cost structure; growth in demand for energy, including clean energy; the sources and uses of proposed financing for the Acquisition; timeline of the Acquisition, including the anticipated closing thereof; addition of potential stable cash flows; creating new revenue opportunities; various growth factors and drivers for Westinghouse segments; nuclear energy becoming an increasingly critical source of carbon-free energy; the Acquisition creating a platform for strategic growth across the nuclear value chain; Westinghouse’s ability to add stable cash flow and complement Cameco’s current business, and enhance our financial strength; expected enhancement of our financial profile and diversification of our business mix; expected maintenance of our financial strength and continuation of our strategy execution; Cameco’s expectation that the Acquisition will be value-accretive; energy demand growth to 2050; Cameco’s expectation that certain WEC acquisitions will increase WEC’s revenue and Adjusted EBITDA going forward; fossil fuel retirement; the potential clean energy gap; support for nuclear energy growth from macroeconomic, geopolitical and energy policies; potential joint acquisition corporate organizational structure; and our potential to generate additional revenue to Cameco in the year following the Acquisition Closing. In addition to this cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference in this Prospectus Supplement and the Base Prospectus, prospective purchasers should refer to “Caution about forward-looking information” and “Caution about forward-looking information relating to our CRA tax dispute” in the 2021 AIF (as defined herein), “Caution about forward-looking information” in the Annual MD&A (as defined herein), the footnotes on pages 1, 60 and 78 of the Proxy Circular (as defined herein), “Caution about forward-looking information” in the Q2 MD&A (as defined herein) and “Caution Regarding Forward-Looking Information and Statements” in the Material Change Report (as defined herein), as well as to the forward-looking information and statements cautionary sections of any documents incorporated by reference in this Prospectus Supplement and the Base Prospectus that are filed after the date hereof.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Cameco’s expectations expressed in or implied by such forward-looking statements and that Cameco’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Cameco cautions you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus Supplement and the Base Prospectus, including the documents incorporated herein and therein by reference, for the purpose of assisting investors and others in understanding Cameco’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Cameco’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus Supplement and the Base Prospectus, including the documents incorporated herein and therein by reference, are disclosed in the sections entitled “Risk Factors” herein, “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” starting on pages 2, 93 and 94 of the 2021 AIF, respectively, “Material risks” and “Material risks that could cause actual results to differ materially” starting on pages 3 and 38 of the Annual MD&A, respectively, and “Material risks” starting on page 3 of the Q2 MD&A, as such disclosure shall be updated from time to time in Cameco’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect Cameco. Additional risks and uncertainties not currently known to Cameco or that Cameco currently deems to be immaterial may also have a material adverse effect on Cameco’s financial position, financial performance, cash flows, business or reputation.

Forward-looking statements made in this Prospectus Supplement and the Base Prospectus, including the documents incorporated herein and therein by reference, are based on a number of assumptions that Cameco believed were reasonable at the time it made each forward-looking statement, including without limitation: in respect of the ability of Cameco to generate additional revenue in the year following the Acquisition Closing; the assumptions on the realignment of demand in our market due to geopolitical risk; the realignment in our market creates additional demand for integrated fuel supply, particularly in some Eastern European markets; and the combination of Cameco and WEC enhances our ability to provide another sourcing option for new and existing customers. Refer in particular, but without limitation, to the sections entitled “Material assumptions” and “Assumptions” starting on pages 3 and 93 of the 2021 AIF, respectively, “Material assumptions” and

“Assumptions” starting on pages 4 and 38 of the Annual MD&A, respectively, and “Material assumptions” starting on page 4 of the Q2 MD&A for a discussion of certain assumptions that Cameco has made in preparing forward-looking statements included or incorporated by reference in the Prospectus. The foregoing assumptions, although considered reasonable by Cameco on the day it made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking information and statements are not guarantees of future performance. Cameco cannot assure investors that actual results will be consistent with the forward-looking information and statements. Accordingly, investors should not place undue reliance on forward-looking information and statements due to the inherent uncertainty therein. In particular, the ability to capture additional business opportunities so as to generate additional revenue for Cameco in the year following the Acquisition Closing is subject to the following risks: the uncertainty due to the Russian invasion causes some countries to delay fuel-related decisions as they address their energy security requirements; uncertainty regarding the timing and degree to which European countries execute on their stated intention to pivot away from Russian fuel supply; and the potential for commercial factors such as operational considerations and country-specific political and policy decisions to impact the timing and degree to which the sourcing of western fuel supply occurs. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this Prospectus Supplement and the Base Prospectus, as well as any risk factors disclosed in the documents incorporated by reference herein and therein, as further described above.

The forward-looking information and statements included in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference herein and therein represent our views as of the date of such documents and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference herein and therein about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting our security holders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

NOTICE TO US INVESTORS REGARDING MINERAL RESERVES AND RESOURCES

This Prospectus Supplement and the Base Prospectus, and the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of US securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus Supplement and the Base Prospectus have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as defined herein) and instead prepares such disclosure in accordance with NI 43-101 and the CIM Definition Standards.

The SEC has adopted mining disclosure rules under sub-part 1300 of Regulation S-K promulgated under the US Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of

“Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Readers are cautioned that despite efforts to harmonize US mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement, all references to “$”, “C$” and “dollars” refer to Canadian dollars, unless otherwise stated. References to “US$” in this Prospectus Supplement refer to US dollars.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, of one US dollar in exchange for Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.

	Six months ended June 30,		Year ended December 31,
	2022	2021	2021	2020	2019
High	$1.3039	$1.2828	$1.2942	$1.4496	$1.3600
Low	$1.2451	$1.2040	$1.2040	$1.2718	$1.2988
Average	$1.2715	$1.2470	$1.2535	$1.3415	$1.3269
Period-End	$1.2886	$1.2394	$1.2678	$1.2732	$1.2988

On October 7, 2022, the closing exchange rate for one US dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.3712.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in the Prospectus may be obtained on request without charge from the Corporate Secretary of Cameco, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically under the profile of the Company at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

The following documents filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	Annual Information Form of Cameco for the year ended December 31, 2021, dated March 22, 2022 (the “2021 AIF”);

(b)

Audited consolidated financial statements of Cameco (the “Consolidated Financial Statements”) as at and for the years ended December 31, 2021 and 2020, and related notes thereto, together with the related management’s report on internal control over financial reporting, and the reports of the independent registered public accounting firm thereon;

(c)	Management’s discussion and analysis of Cameco in respect of the Consolidated Financial Statements (the “Annual MD&A”);

(d)

Unaudited interim consolidated financial statements of Cameco (the “Unaudited Financial Statements”) as at and for the three- and six-month periods ended June 30, 2022 and 2021, and related notes thereto;

(e)	Management’s discussion and analysis of Cameco in respect of the Unaudited Financial Statements (the “Q2 MD&A”);

(f)	Management Proxy Circular of Cameco dated April 6, 2022 prepared in connection with the Annual Meeting of Shareholders held on May 10, 2022 (the “Proxy Circular”);

(g)

Material Change Report of Cameco dated February 17, 2022 relating to Cameco’s plan to transition from care and maintenance and ramp up production at the McArthur River/Key Lake uranium mine/mill in northern Saskatchewan, subject to certain conditions and its plan to reduce production at the Cigar Lake uranium mine in northern Saskatchewan in 2024, subject to certain conditions (the “Material Change Report”);

(h)	the template version of the term sheet dated October 11, 2022 (the “Term Sheet”); and

(i)	the template version of the investor presentation of the Company dated October 11, 2022 used in connection with the Offering (the “Investor Presentation”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated shall be deemed to be incorporated by reference in the Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or Section 15(d) of the US Exchange Act subsequent to the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated, that document or information shall be deemed to be incorporated by reference as an exhibit to the US Registration Statement of which this Prospectus Supplement forms a part. Furthermore, we may incorporate by reference into the US Registration Statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus Supplement, the Base Prospectus, or in any document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

MARKETING MATERIALS

Launch Marketing Materials

The Term Sheet and the Investor Presentation, in each case as filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC, and incorporated by reference herein, constitute marketing materials as defined in National Instrument 41-101 – General Prospectus Requirements. Any additional marketing materials filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC in connection with the Offering hereunder on or after the date hereof (other than the marketing materials referred to below under the heading “Contractual Right”) but prior to the termination of the distribution of the Common Shares under this Prospectus Supplement (including any amendments to, or an amended version of, the marketing materials) are deemed to be incorporated by reference herein. Any such marketing materials, including the Term Sheet and the Investor Presentation, are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in an amendment to this Prospectus Supplement.

Contractual Right

Before the filing of this Prospectus Supplement, the Company and the Underwriters held road shows on October 7, 2022, October 10, 2022 and October 11, 2022, which potential investors in certain of the provinces and territories of Canada were able to attend. The Company and the Underwriters provided marketing materials to those potential investors in connection with those road shows.

In doing so, the Company and the Underwriters relied on a provision in applicable Canadian securities legislation that allows issuers in certain US cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate those marketing materials in this Prospectus Supplement. To rely on this exemption, the Company and the Underwriters must give contractual rights to investors in the event the marketing materials contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada).

Pursuant to that provision, the Company and the Underwriters signing the certificate contained in this Prospectus Supplement have agreed that in the event the marketing materials relating to those road shows contain a misrepresentation, a purchaser resident in a province or territory of Canada who was provided with those marketing materials in connection with the road shows and who purchased the securities offered by this Prospectus Supplement during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Company and the Underwriters with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this Prospectus Supplement.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this Prospectus Supplement, and (ii) to any “comparables” (as such term is defined in NI 44-102) in the marketing materials provided in accordance with applicable securities legislation.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of Cameco incorporated by reference in this Prospectus Supplement are reported in Canadian dollars and have been prepared in accordance with IFRS. Unless otherwise indicated in this Prospectus Supplement, all financial information of WEC included in this Prospectus Supplement is reported in US dollars and has been derived from audited and unaudited historical financial statements of WEC that were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The recognition, measurement and disclosure requirements of US GAAP differ from IFRS.

References to “LTM” (last twelve months) in this Prospectus Supplement mean the trailing 12-month period ended June 30, 2022, and have been computed by subtracting the six months ended June 30, 2021 from the twelve months ended December 31, 2021, and adding the six months ended June 30, 2022.

MARKET AND INDUSTRY DATA

The Company has obtained any market and industry data and other statistical information presented in this Prospectus Supplement or the accompanying Base Prospectus or in the documents incorporated by reference herein and therein from a combination of internal company surveys and third-party information. Such third-party publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Company believes these publications and reports to be reliable, it has not independently verified the data or other statistical information contained therein, nor has it ascertained the underlying economic or other assumptions relied upon by these sources. The Company has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

NON-IFRS AND NON-GAAP FINANCIAL MEASURES AND INDUSTRY METRICS

This Prospectus Supplement contains references to certain non-IFRS and non-GAAP financial measures and industry metrics that are used by the Company and WEC, respectively, as indicators of their respective financial performance. These measures include, (a) with respect to Cameco: “Adjusted EBITDA”, and (b) with respect to WEC: “Adjusted EBITDA”, “Adjusted free cash flow”, “Adjusted EBITDA margin”, and “Adjusted free cash flow margin”. Management of the Company believes that these non-IFRS and non-GAAP measures provide useful information to investors, securities analysts and other interested parties regarding the financial condition and results of operations of the Company and WEC, respectively. These measures are not recognized measures under IFRS or US GAAP, as applicable, and do not have a standardized meaning prescribed by IFRS or US GAAP, as applicable, and are therefore unlikely to be comparable to similar measures presented by other companies or each other. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of the Company’s financial information reported under IFRS or WEC’s financial information reported under US GAAP. The Company believes that these non-IFRS and non-GAAP measures may be useful supplemental information to assist investors, securities analysts and other interested parties in assessing the operational performance of the Company and WEC and their abilities to generate cash through operations.

Cameco non-IFRS Measure

The non-IFRS measure employed by Cameco referred to in this Prospectus Supplement is:

Adjusted EBITDA

We define Adjusted EBITDA as net earnings (loss), adjusted for finance costs, finance income, gain on derivatives, depreciation and amortization and impact of income tax expense (recovery).

Adjusted EBITDA is a supplemental measure used by Cameco’s management and lenders to assess the financial performance of the Company’s business without regard to financing methods or capital structure. The Company believes that Adjusted EBITDA is useful to management, lenders, and investors in assessing the underlying performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements.

WEC non-GAAP Measures

The non-GAAP measures employed by WEC referred to in this Prospectus Supplement include:

Adjusted EBITDA

WEC’s Adjusted EBITDA is defined as WEC’s net income, adjusted for the impact of certain expenses, costs, charges or benefits incurred in such period which are either not indicative of underlying business performance or that impact the ability to assess the operating performance of WEC’s business, including: (a) depreciation and amortization, (b) interest costs (net, including accretion), (c) income tax (recovery), (d) restructuring and acquisition related expenses, (e) gain (loss) on disposal of fixed assets, (f) non-operating income, (g) impact of derivative instruments, and (h) other non-operating items. WEC may realize similar gains or incur similar expenditures in the future.

Adjusted free cash flow

WEC’s Adjusted free cash flow is defined as WEC’s Adjusted EBITDA less WEC’s capital expenditures for the appropriate period.

Adjusted EBITDA margin

WEC’s Adjusted EBITDA margin is defined as WEC’s Adjusted EBITDA divided by WEC’s revenue for the appropriate period.

Adjusted free cash flow margin

WEC’s Adjusted free cash flow margin is defined as WEC’s Adjusted free cash flow divided by WEC’s Adjusted EBITDA for the appropriate period.

Adjusted EBITDA, Adjusted free cash flow, Adjusted EBITDA margin, and Adjusted free cash flow margin are supplemental measures which are used by Cameco and other users, including Cameco’s lenders and investors, to assess WEC’s results of operations from a management perspective without regard to its capital structure. The Company believes that these measures are useful to management, lenders, and investors in assessing the underlying performance of WEC’s ongoing operations and its ability to generate cash flows to fund its cash requirements.

Reconciliation of IFRS to non-IFRS Measure

Reconciliation of Cameco’s Adjusted EBITDA

The following table provides a reconciliation of Cameco’s Net earnings (loss) to Adjusted EBITDA for the years ended December 31, 2020 and December 31, 2021 and for the LTM ended June 30, 2022:

(C$ millions)	2020	2021	LTM ended June 30, 2022
Net earnings (loss)	(53)	(103)	63
Finance costs	96	77	78
Gain on derivatives	(37)	(13)	29
Finance income	(11)	(7)	(9)
Depreciation and amortization	209	190	203
Income tax expense (recovery)	14	(1)	31

Adjusted EBITDA	218	144	395

Reconciliation of US GAAP to non-GAAP Measures

Reconciliation of WEC’s non-GAAP measures

The following financial information of WEC has been prepared by the Company and is derived from (i) WEC’s annual consolidated financial statements as at and for the years ended December 31, 2019, 2020 and 2021 and (ii) WEC’s interim consolidated financial statements as at and for the six-months ended June 30, 2021 and 2022 which are reported in US dollars and prepared in accordance with US GAAP. The following table provides a reconciliation of WEC’s Net income to Adjusted EBITDA, Adjusted free cash flow, Adjusted EBITDA margin and Adjusted free cash flow margin (i) for the years ended December 31, 2019, December 31, 2020 and December 31, 2021 and for the LTM ended June 30, 2022 and (ii) for the Company’s prospective 49% proportionate interest in WEC for the LTM ended June 30, 2022. Because the Company will account for its proportionate interest in WEC using the equity method following the Acquisition Closing, not all items reflected in the column indicating the Company’s proportionate interest in WEC will be included in the Company’s consolidated financial statements following the Acquisition Closing. The financial information below is presented in US dollars.

(US$ millions)	2019	2020	2021	LTM ended June 30, 2022	Proportionate Share (49%) LTM ended June 30, 2022
Net income	26	42	126	559
Depreciation and amortization	284	289	303	299
Interest costs (net, including accretion)	243	221	186	1823
Income tax (recovery)	(6)	15	(17)	(433)
Restructuring and acquisition related expenses	97	70	67	89
Gain (loss) on disposal of fixed assets	(9)	5	7	(1)
Non-operating income	(36)	(3)	0	(1)
Impact of derivative instruments	0	(20)	2	12
Other non-operating items	13	28	21	(7)

Adjusted EBITDA	613	646	695	701	344

Capital expenditures	138	133	154	145	71

Revenue	3,350	3,275	3,286	3,273	1,604

Adjusted free cash flow (Adjusted EBITDA margin – Capital expenditures)	475	513	541	556	272

Adjusted EBITDA margin (Adjusted EBITDA/Revenue)	18%	20%	21%	21%	21%

Adjusted free cash flow margin (Adjusted free cash flow/Adjusted EBITDA)	78%	79%	78%	79%	79%

THE COMPANY

Nuclear energy plants around the world use our uranium products to generate one of the cleanest sources of electricity available today. Our operations span the nuclear fuel cycle, from exploration, mining, milling, refining, conversion and CANDU fuel manufacturing for heavy water reactors. We are one of the world’s leading uranium producers, and in 2021 accounted for approximately 9% of the world’s uranium production. We have ownership of, and we operate, the world’s largest high-grade uranium reserves, with ore grades up to 100 times the world average, and low-cost operations. We have about 21% of the world’s primary conversion capacity. We also have a 49% interest in Global Laser Enrichment LLC, which is testing third-generation enrichment technology that, if successful, will use lasers to commercially enrich uranium.

Our Articles contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Description of Share Capital – Restrictions on Ownership and Voting” in the Base Prospectus.

Further particulars with respect to the Company’s business operations and ownership restrictions are contained under the headings “Our business”, “Operations and projects” and “Investor information – Share capital – Ownership and voting restrictions” in the 2021 AIF and in the other documents incorporated herein by reference.

The Company’s registered and principal office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

RECENT DEVELOPMENTS

We expect our deliveries for the quarter ended September 30, 2022, in the uranium segment to be between 5 million and 5.5 million pounds, in line with the pattern of deliveries for the third quarter of 2022 disclosed in our Annual MD&A. In our fuel services segment, we expect to announce deliveries for the same quarter ended September 30, 2022 of between 2.1 million and 2.4 million kilograms of uranium (“kgU”).

Production in our uranium segment for the quarter ended September 30, 2022, is expected to be 2 million pounds (our share) from Cigar Lake. Production in our fuel services segment is expected to be 1.5 million kgU for the same period.

The restart of activities at McArthur River and Key Lake continue to progress with first production coming from the mill expected later in the fourth quarter of 2022.

Our Inkai joint venture has continued to experience delays in shipping material via the Trans-Caspian route. Depending on when we receive our shipment of our share of Inkai’s 2022 production, our 2022 share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

Interest by third parties in contracting with us for the supply of uranium or our fuel services remains strong. Utilities continue to be focused on ensuring they have the conversion and enrichment services they require secured under long-term contracts. As a result, we are seeing prices for conversion at historic highs and have been focused on agreeing to long-term supply terms with customers to meet their increased demand. Year-to-date, we have added more than 50 million pounds in our uranium segment to our long-term contract portfolio and more than 7 million kgU of uranium hexafluoride (“UF6”) in our fuel services segment.

We report our financial results in accordance with IFRS. All projected financial information in this Prospectus is preliminary, as financial close procedures for the third quarter are not yet complete. These estimates are not a comprehensive statement of our financial position and results of operations. The expectations set forth herein were prepared based upon a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from these estimates as a result of the completion of normal quarter-end accounting procedures and adjustments, including the execution of our internal control over financial reporting, the completion of the preparation and management’s review of our financial statements for the relevant period and the subsequent occurrence or identification of events prior to the issuance of our financial results for the quarter ended September 30, 2022.

THE ACQUISITION

On October 11, 2022, the Acquisition Partnership (in which Cameco, directly or through one or more affiliated entities, collectively holds a 49% interest, and in which Brookfield Renewable holds the remaining 51% interest) entered into the Acquisition Agreement with respect to the Acquisition of Westinghouse, a global provider of nuclear services businesses.

The Purchase Price is US$7.875 billion, which includes an assumption of an estimated US$3.4 billion of debt which will remain at Westinghouse, and which is subject to customary purchase price adjustments. The remainder of the Purchase Price will be paid by approximately US$4.5 billion of aggregate cash contributions from Cameco and Brookfield Renewable collectively. Cameco will be responsible to contribute approximately US$2.2 billion and Brookfield Renewable will be responsible to contribute approximately US$2.3 billion in respect of the Purchase Price. It is expected that Westinghouse’s current capital structure will remain in-place.

BEP is pursuing this opportunity through the Brookfield Global Transition Fund I, which is one of the largest funds in the world focused on the energy transition. BEP expects to fund its indirect contribution to the Acquisition Partnership through its available liquidity.

Cameco has existing liquidity and banking affiliates of CIBC World Markets Inc. and Goldman Sachs & Co. LLC have provided commitments for debt financing facilities for the purposes of the transaction. Cameco will pursue a permanent financing with a mix of capital sources, including cash, debt and equity, designed to preserve Cameco’s balance sheet and ratings strength, while maintaining healthy liquidity. The Acquisition is not subject to a financing condition.

The Acquisition Closing is expected to occur in the second half of 2023 and is subject to conditions, including the receipt of the BBU Minority Approval, regulatory approvals and other customary closing conditions. The transaction was unanimously approved by the boards of directors of both Cameco and the general partner of BEP (excluding non-independent directors who did not participate in deliberations). See “Acquisition Agreement”.

Description of the Nuclear Energy Industry – Background

Nuclear Fuel Cycle

The nuclear fuel cycle consists of a series of processes to develop and manufacture fuel for use in nuclear reactors for safe, clean, reliable and carbon-free electricity generation. The key processes involved in the nuclear fuel cycle include exploration, mining, milling, refining, conversion, enrichment and fuel manufacturing. The fuel cycle allows for electricity generation and ultimately must consider the management of spent fuel.

•

Exploration, mining and milling: Once an orebody is discovered and defined by exploration, there are three common ways to mine uranium, depending on the depth of the orebody and the deposit’s geological characteristics:

•	Open pit mining is used if the ore is near the surface. The ore is usually mined using drilling and blasting.

•	Underground mining is used if the ore is too deep to make open pit mining economical. Tunnels and shafts provide access to the ore.

•

In situ recovery does not require large scale excavation. Instead, holes are drilled into the ore and a solution is used to dissolve the uranium. The solution is pumped to the surface where the uranium is recovered.

Ore from open pit and underground mines is processed to extract the uranium, which is then packaged as a powder typically referred to as uranium ore concentrates or yellowcake (“U3O8”). The leftover processed rock and other solid waste (tailings) are placed in an engineered tailings facility.

•	Refining: Refining removes the impurities from the uranium concentrate and changes its chemical form to uranium trioxide (“UO3”).

•

Conversion: For light water reactors, the UO3 is converted to UF6 gas to prepare it for enrichment. For heavy water reactors like the CANDU reactor, the UO3 is converted into powdered uranium dioxide (“UO2”).

•

Enrichment: Uranium is made up of two main isotopes: U-238 and U-235. Only U-235 atoms, which make up 0.7% of natural uranium, are involved in the nuclear reaction (fission). Most of the world’s commercial nuclear reactors require uranium that has an enriched level of U-235 atoms. The enrichment process increases the concentration of U-235 to between 3% and 5% by separating U-235 atoms from the U-238. Enriched UF6 gas is then converted to powdered UO2.

•

Fuel Manufacturing: Natural or enriched UO2 is pressed into pellets, which are baked at a high temperature. These are packed into zircaloy or stainless steel tubes, sealed and then assembled into fuel bundles.

•

Power Generation: Nuclear reactors are used to generate electricity. U-235 atoms in the reactor fuel fission, creating heat that generates steam to drive turbines. The fuel bundles in the reactor need to be replaced as the U-235 atoms are depleted, typically after one or two years depending upon the reactor type. The used fuel is stored or reprocessed.

Typical activities to ensure the safe and reliable operation of nuclear power plants include overhaul, repair and replacement of system components, testing and calibration of parts, and in-service inspections. Nuclear reactors are refueled every 18 to 24 months.

There is increasing interest in small modular reactors (“SMRs”) and their applications. SMRs are newer generation reactors designed to generate electric power typically up to 300 megawatts. The expected benefits of SMRs are inherently linked to the nature of their design – small and modular. Given their smaller footprint, SMRs are expected to be sited on locations where larger nuclear power plants are not economic.

•

Nuclear Sustainability Services and Spent Fuel Management: The majority of spent fuel is safely stored at the reactor site. A small amount of spent fuel is reprocessed. The reprocessed fuel is used in some European and Japanese reactors.

Demand for Clean Energy

Demand for electricity is increasing globally, driven in part by rapid technology adoption, transportation electrification in advanced economies and rising standards of living in emerging economies. The International Energy Agency (“IEA”) projects that by 2050 the demand for global electricity will increase by approximately 75% from 2020 levels.

Growing Demand for Electricity

Source:	IEA World Energy Outlook 2021. Projections based on the Stated Policies Scenario.

At the same time, air pollution and climate change concerns have contributed to the demand for zero-emissions electricity sources, including nuclear power. More than 70 countries, covering approximately 76% of global energy-related carbon dioxide (“CO2”) emissions, have adopted net-zero targets, encompassing either CO2 or greenhouse gas emissions more broadly; this compares with only six countries at the end of 2018, as reported by the IEA. Many corporations have also adopted targets to reduce the carbon emissions in their business operations, in part driven by demand for sustainable, environment-friendly business practices from stakeholders, including investors and customers.

With countries and companies setting net-zero carbon targets, attention has turned to the challenge of cleanly and reliably solving the problems of energy poverty (lifting one-third of the global population out of energy poverty and insecurity), energy replacement (replacing 85% of grid running on carbon emitting thermal power with a clean, reliable alternative) and energy growth (electrifying industries largely powered by carbon emitting thermal energy). The IEA notes that adding to these challenges is addressing the energy crisis being experienced in some parts of the world without jeopardizing net-zero commitments, and to do so while current geopolitical dynamics (including as a result of Russia’s invasion of Ukraine) are creating significant uncertainty in the global energy landscape.

The IEA reported that in 2021, nuclear power provided only approximately ten percent of the global electricity supply but accounted for nearly a third of the world’s low-carbon electricity generation. The IEA has warned that a decrease in nuclear power as part of the global energy mix by 2040 could have two main implications: (1) the energy transition would require approximately US$1.6 trillion of additional investment over the next two decades; and (2) a major clean energy shortfall may emerge by 2040.

As such, nuclear energy is expected to play a critical role in the future of power generation given that, according to the IEA:

•	energy demand is expected to grow at approximately two percent per year to 2040;

•	fossil fuel retirement due to decarbonization is expected to contribute to the energy gap that must be filled by other power generation sources; and

•

traditional renewables, while projected to provide up to approximately 75% of future energy needs, cannot support 100% of the demand due to their intermittent nature, weather dependencies, and the limitations of batteries.

Nuclear Meets All Key Power Generation Objectives

Nuclear energy is currently the only major source that meets all key power generation objectives, making it the ideal energy source to provide safe, clean, reliable, cost-efficient baseload electricity. It represents a source of baseload power that is carbon-free unlike baseload industrial fuel sources such as coal and gas, while not having the scale and capacity constraints inherent to existing renewables due to their intermittent and weather dependent nature and storage limitations. Further, the Levelized Cost of Electricity, as reported by the IEA in the 2021 World Energy Outlook, from existing long-term operations of nuclear power plants is currently amongst the lowest cost options for power generation, while continued innovation (e.g. development of SMRs and other next-generation nuclear technologies) is expected to further improve performance and decrease cost.

Comparison of Nuclear to Other Major Energy Sources

Source: Fitch Global Power Report, IHS, IPCC, UxC, IAEA, IEA.

(1)	Based on grams of CO2 emitted per kilowatt-hour produced.
(2)	Coal capacity can be increased but expansion is tempered by policy issues.
(3)	Limited availability of additional sites for large-scale hydro development in most countries.
(4)	Based on output capacity of typical power plants of each type (1,000 MW or higher defined as plants with large-scale output).
(5)	Based on median levelized costs of electricity by plant category from Projected Costs of Generating Electricity 2020, IEA.

With the recent energy crisis experienced by many countries due to geopolitical uncertainties, many governments have increased concerns regarding energy security, resulting in further pressures to re-examine energy policy decisions in a timely manner. Energy policies should aim to balance the objective of achieving a clean energy profile with the need for affordability and security, according to the IEA. The increase in electricity generation from variable, weather-dependent renewable sources, such as wind and solar, has caused certain jurisdictions to struggle with power shortages and spiking energy prices, or created a dependence on Russian energy supplies. Many countries have recently turned to or reconfirmed their commitment to nuclear power, in an effort to restore balance in the new global energy environment and eliminate reliance on Russia energy supplies.

We believe nuclear power is central to energy policy, as it can provide safe, reliable, affordable, carbon-free baseload electricity while also offering energy security and independence.

Global Landscape of Nuclear Reactors

According to the International Atomic Energy Agency (“IAEA”), there are 426 reactors in operation in 32 countries around the world and 57 reactors under construction globally, equivalent to approximately 15% of existing capacity. Currently, the United States, France and China rank top three in the number of reactors in operation. China is building a substantial and growing fleet with 55 reactors in operation and 18 reactors under construction.

Source: IAEA PRIS.

According to the IAEA, more than 400 GW of additional nuclear capacity could be needed by 2050 in order to meet emissions reduction targets. Further, a number of reactor construction projects have recently been approved, with numerous additional projects being planned. We believe momentum is also building for non-traditional commercial uses of nuclear power. Several countries and corporations are pursuing projects related to the development of next-generation nuclear reactor technologies such as SMRs.

In the long-term, growth is expected to be driven by new reactor construction and the potential for non-traditional commercial uses of nuclear power. In the medium-term, extensions to the lifespan of reactors are expected to add to the demand for nuclear fuel. A 20-year nuclear lifetime extension is comparable to the operating lifetime of certain new renewable assets, meaning each extension could effectively replace the need for an entire generation of renewable capacity. Without such extensions, 40% of the nuclear fleet in developed economies may be retired within a decade, adding around US$80 billion per year to electricity bills globally, according to the IEA. Lastly, in the near-term, increasing demand comes in the form of policy support for the continued operation of existing reactors which had previously been slated for early retirement or closure.

Recent Global Nuclear-Policy Developments

We believe the political backdrop is conducive to the continued investment in nuclear power. Globally, countries are increasingly making commitments to maintain existing nuclear fleets and, in many instances, to build new reactors.

From a policy perspective, some of the more recent significant developments in the nuclear energy space include, for example, the European Parliament’s vote on July 6, 2022 to keep nuclear power in the European Union’s (the “EU”) sustainable finance taxonomy as a transitional “green” investment, with the EU’s Complementary Climate Delegated Act set to take effect on January 1, 2023. The EU’s inclusion of nuclear in the “transitional” category of energy sources indicates that nuclear energy will help to mitigate climate change but cannot yet be replaced by economically and technologically feasible low-carbon alternatives. In response, Electricité de France issued a new green financing framework, including the potential to support approximately €8 billion in annual nuclear spending. Furthermore, in May 2022, the European Commission included nuclear power in the REPowerEU Plan which was its response to the hardships and global energy market disruption caused by Russia’s invasion of Ukraine and indicated a plan to reduce reliance on Russian gas.

In August 2022, the Inflation Reduction Act (the “IRA”) was signed into law by President Biden. The IRA is wide-ranging legislation, which includes investment and tax incentives for both existing nuclear plants and newer advanced reactors, as well as production of high-assay low-enriched uranium and hydrogen. The IRA provided US$30 billion in support for the US nuclear reactor fleet, which is expected to keep much, if not all, of at-risk capacity on the US grid. Additionally, in September 2022, California law makers reversed a previous plan to shut down the Diablo Canyon nuclear power plant, voting in favour of allowing the state the option to keep the facility operating for up to five additional years.

In early April 2022, the United Kingdom released the British Energy Security Strategy, outlining its plans to reduce dependence on Russian oil and natural gas by building eight new nuclear power plants by 2030 with plans to increase nuclear output threefold by 2050. And in July 2022, the United Kingdom government granted development consent for the new Sizewell C nuclear plant – the two-unit, 3.2 GWe project, would generate approximately 7% of the United Kingdom’s electricity needs with plans to operate for 60 years.

The French President Emmanuel Macron announced in February 2022 plans to build at least six new reactors, and to consider building a further eight by 2050. The French President highlighted the need to increase electricity supply by up to 60% as the country attempts to reduce consumption of oil and gas over the next 30 years. Further, a ten-year life extension was announced in 2021 for France’s 32 operating 900 MWe reactors.

In June 2022, the National Nuclear Energy Generating Company of Ukraine signed an agreement with WEC to build nine AP1000 plants, an increase from five. The agreement also included WEC supplying all nuclear fuel for the four Energoatom nuclear power plants in Ukraine.

In South Korea, President Yoon Suk-yeol took office in May 2022, and in early July 2022 announced a new energy policy with a goal of expanding nuclear energy to a minimum of 30% of the energy mix by 2030, reversing the previous government’s nuclear phase-out plan.

In light of Russia’s invasion of Ukraine, in March 2022, the Belgian government extended the operating licences for two of Belgium’s newest reactors – Doel 4 and Tihange 3. In September 2022, the German government also announced that two of their three remaining nuclear reactors will operate until April 2023.

In May 2022, Japanese Prime Minister Fumio Kishida announced plans to accelerate the restart of idled nuclear power plants to stabilize energy prices and supply and to meet near-term power constraints and address a long-term shift to green energy, including the feasibility of developing next-generation reactors.

In 2021, China announced its expectation of increasing nuclear capacity from around 50 gigawatts in 2020 to 70 gigawatts by 2025. In April 2022, China also approved the construction of six new nuclear reactors to support energy security and climate goals. As of mid-September, the total number of reactors approved in 2022 increased to 10.

In March 2022, the United Arab Emirates announced the completion of the expansion of a major nuclear power plant with the expectation to award a third operating licence.

The Canadian government launched the Small Modular Reactor Action Plan in December 2020 for the development, demonstration and deployment of SMRs for multiple applications at home and abroad. In March 2022, the Canadian federal budget included approximately $100 million in support for SMR technology and research. Furthermore, Ontario Power Generation and GE Hitachi recently announced the construction of a BWRX-300 at the Darlington Nuclear Generating Station, the first SMR in Canada. In September 2022, the Ontario Energy Minister, Todd Smith, announced that the Province was seeking approval from the Canadian Nuclear Safety Commission to extend the operation of the Pickering Nuclear Generating Station to 2026 (previously planned for shut down in 2025), which accounted for 14% of Ontario’s electricity generation in 2021, and also had requested that Ontario Power Generation conduct a longer term refurbishment feasibility assessment.

Increasing Demand for Uranium and Nuclear Fuels

Increasing demand for nuclear power drives increased demand for the uranium fuel that is needed to operate nuclear reactors. The current uranium demand outlook is robust with significant uncovered uranium requirements as utilities have not contracted to keep up with consumption, and we believe demand is increasing in the near, medium and long term with reactor restarts, cancellation of early retirement decisions, life extensions and construction of new reactors.

At the same time, years of low prices in most segments of the nuclear fuel cycle have led to planned supply curtailments of existing productive capacity, and underinvestment in new and existing sources of productive capacity. In addition, some uranium mines have reached or are near the end of their reserve life. According to industry projections, all of these factors are contributing to a supply deficit. This uncertainty about global supply is further intensified by the deepening geopolitical and origin risks created by increasing concentration of supply, and the trend toward regionalization to ensure the availability of critical minerals. Currently, nearly 80% of primary uranium production is in the hands of state-owned enterprises, with over 70% coming from countries that consume little-to-no uranium and nearly 90% of consumption occurring in countries that have little-to-no primary production.

Unlike in the past, secondary supplies of uranium fuel are unable to fill the gap between primary production and demand. After years of drawing on one-time secondary sources, capacity has declined significantly, and productive capacity is not poised to respond. These fundamental facts have been amplified by both unplanned supply disruptions and global supply chain and inflationary challenges caused by the COVID-19 pandemic. The supply challenges have been further intensified by: (i) the thinning of the uranium spot market due to the interest in physical uranium by investors, in particular, the Sprott Physical Uranium Trust, that are purchasing significant volumes of uranium and sequestering it; and (ii) the increasing environmental social and governance (“ESG”) scrutiny of utilities to ensure their supply chains meet the standards for all three ESG factors. And geopolitical developments such as unrest in Kazakhstan in early January 2022, which raised concerns about the security of approximately 45% of the global uranium supply, followed by Russia’s invasion of Ukraine in February 2022, have created uncertainties in uranium fuel markets.

Currently, the global nuclear industry relies on Russia for approximately 14% of its supply of uranium concentrates, 27% of conversion supply, and 39% of enrichment capacity. Many jurisdictions have imposed strict economic sanctions on Russia, including Canada, the United States, the EU and the United Kingdom, among others. In addition to economic sanctions, many countries, including the United States, have sanctioned or are considering sanctioning imports of Russian energy, including oil, natural gas and coal.

Price Increases Across the Fuel Cycle

Given the increasing demand outlook and heightened uncertainty about the availability of nuclear fuel supplies across the value chain from uranium production, UF6 conversion, enrichment and fuel fabrication, there has consequently been an increase in prices in most segments of the fuel cycle.

Source: Average of monthly prices reported by TradeTech on September 30, 2022 and UxC on September 26, 2022.

Business of Westinghouse

Overview

Westinghouse is a nuclear reactor technology original equipment manufacturer (“OEM”) and provider of highly technical aftermarket products and services including fuel, maintenance, instrumentation and control, and advanced nuclear plant designs to commercial nuclear power infrastructure and government agencies globally. WEC benefits from long-term customer relationships with a predictable revenue and cash flow profile. WEC has a long history servicing nuclear reactors globally, including a significant proportion of the plants for which it is the OEM.

WEC plays an important role for its customers with solutions across the nuclear life-cycle from technology, equipment, engineering and design services for new power plants to fuel fabrication, ongoing maintenance services, engineering solutions, manufactured components, instrumentation and control systems to keep the existing commercial nuclear fleet operating safely and reliably. WEC also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their operating lives.

WEC has a large-scale global business platform with multiple locations throughout North America, Europe, Africa, the Middle East and Asia. WEC’s primary operations are in North America, with its global headquarters located in Cranberry Township, Pennsylvania.

Transformation of WEC’s Business

More than 130 years ago, George Westinghouse, the founder of the original Westinghouse Electric Corporation, revolutionized energy distribution by commercializing alternating current technology. The original Westinghouse Electric Corporation, founded in 1886, designed the first US commercial nuclear power plant in 1957. In 1999, the nuclear power division of Westinghouse Electric Corporation was spun-off to form WEC and sold to British Nuclear Fuel (“BNFL”), while the parent company ceased to exist due to a series of divestitures and mergers through the mid-to-late 1990s.

In 2006, BNFL sold WEC to Toshiba Corporation (“Toshiba”). Under Toshiba ownership, WEC was primarily focused on new reactor construction to drive top-line growth. WEC ultimately filed for Chapter 11 bankruptcy in 2018 following financial challenges encountered during construction of two dual-unit AP1000 nuclear power plants in the United States.

WEC was subsequently acquired by BBU (as defined herein) and its institutional partners (collectively, “Brookfield”). Under Brookfield’s ownership, WEC exited the fixed-price engineering, procurement and construction business and strategically focused on its stable, recurring business lines and profitable growth. The transformation plan included the hiring of a knowledgeable and experienced management team and the roll-out of a revamped commercial strategy. WEC also implemented operational and overhead cost reductions, made targeted investments in research and development, implemented turnaround programs for challenged legacy projects and executed on and integrated eight complementary acquisition transactions.

As a result, WEC’s operations deliver predictable revenue and generate consistent free cash flow. Cameco believes WEC has multiple avenues to accelerate growth and is well positioned to benefit from the global clean energy transition, the increasing focus on ESG by corporations and stakeholders, and energy security concerns that have steadily gained momentum on an international scale.

Business Segments

WEC operates through three key segments: (i) Operating Plant Services (“OPS”), (ii) Environmental Services, and (iii) Energy Systems.

1 See “non-IFRS and non-GAAP Financial Measures and Industry Metrics – Reconciliation of US GAAP to non-GAAP Measures” for further information.

1 See “non-IFRS and non-GAAP Financial Measures and Industry Metrics – Reconciliation of US GAAP to non-GAAP Measures” for further information.

Operating Plant Services

WEC’s largest business segment is OPS, which accounted for approximately US$2.7 billion of 2021 revenue, representing about 81% of WEC’s total 2021 revenue. This segment provides fabricated fuel assemblies and critical maintenance and operations services for existing nuclear reactors during scheduled refueling and maintenance outages driven by regulatory requirements. OPS is divided into four business units (i) Nuclear Fuel; (ii) Outage and Maintenance Services; (iii) Engineered Systems and Solutions; and (iv) Parts. Through these four business units, WEC provides fuel assemblies and services under long-term contracts for nuclear fuel assemblies. The services include refueling, maintenance, inspection and repair during regulation-mandated outages. WEC also offers solutions to enhance the reliability, safety, lifespan, and cost-effectiveness of customer operations and supplies replacement parts and products as well as operational and technical support.

The Nuclear Fuel business unit designs and fabricates fuel assemblies. WEC supplies fuel assemblies for a variety of reactor technologies, including pressurized water reactors (“PWRs”), boiling water reactors, advanced gas-cooled reactors and water-water energetic reactors (“VVER”). Although WEC’s business in this space is largely focused on PWRs at this time, the company has made advancements and it is expected to continue to grow in a number of non-PWR technologies, including VVER.

The Nuclear Fuel business unit enjoys long-term customer relationships and has predictable demand for its products and services, and it manufactures highly engineered fuel assemblies that maximize power in a specific reactor. To allow consistent power generation these reactors require an outage to refuel every 18 to 24 months during which one-third of the fuel assemblies are replaced.

The Outage and Maintenance Services business unit provides outage services, including refueling, maintenance, inspection and repair services. The business unit enjoys long-term customer relationships and has predictable revenue generated entirely from providing services to the existing global installed reactor base and is not reliant on new plant projects. Demand for these services is driven by safety related maintenance, regulatory compliance, and asset performance.

The Engineered Systems and Solutions business unit provides technical engineering support for control equipment, plant modifications and components. It is a core business that we believe has room for growth. Demand for these services is driven by the long-term relationships it has built with its customers by emergent business, and by new plant construction. Revenue is generated through engineering studies to validate that changes to plant operation are within plant design safety margins, and through studies designed to establish the best course of action (i.e., do nothing, repair, replace) for emergent issues. The stable revenue is driven by the engineering of bespoke replacement components or equipment, and studies to assess the potential pathways to improve plant performance.

WEC’s specialized manufacturing and commercial dedication capabilities support its ability to make tailored parts that are challenging to replicate through the Parts business unit. This business unit offers qualified replacement parts (e.g. control rod drives) and products (safety and non-safety), as well as operational and technical support. Demand for this business unit is largely driven by the need for consumables used during and between outages to maintain safe and efficient operation of nuclear power plants.

Environmental Services

WEC’s Environmental Services segment operates through two business units (i) Decontamination & Decommissioning, and (ii) Government Services. WEC benefits from strong competitive positioning based on advanced technologies and intellectual property with potential growth opportunities. The 2021 revenue from the Environmental Services segment was US$188 million representing approximately six percent of WEC’s total 2021 revenue.

The Decontamination & Decommissioning business unit covers WEC’s business relating to waste management and the decontamination, dismantling and deconstruction or demolition of nuclear power plants that have reached the end of their operating lives, returning the sites to greenfield status. The focus of this business unit is on the provision of high-margin, value-added products and services in the decontamination and decommissioning value chain. This business unit is considered a growth area and demand for these services is driven by the management of waste through the operating life of a nuclear reactor and by permanent plant retirements at the end of their operating life.

The Government Services business unit within Environmental Services provides site management services to government customers, primarily in the United States and the United Kingdom. It includes WEC’s business in providing commercial nuclear service expertise to governments, including day-to-day operations and maintenance services as well as the cleanup, maintenance, decontamination and decommissioning of governments’ legacy and operating nuclear facilities. WEC handles specialty manufacturing of nuclear components for defense missions, such as naval nuclear propulsion, and provides engineering services for government-funded projects (i.e., US Department of Energy and UK Ministry of Defense). Contract bids in this space occur approximately every ten years and are typically managed by a consortium of two-to-four partners. Historically, WEC has been a favoured partner in bidding consortiums and we believe is well positioned to secure government contracts as its workforce includes expertise in government projects.

This business unit is a growth area with a large global market and non-discretionary products and services due to regulatory commitments and dedicated government funding. Demand is driven by government environmental management budgets. The US Department of Energy’s annual expenditures on environmental services and projects increased by roughly 33% over the last ten years, to approximately US$7.6 billion in 2021, offering the potential for long-term, reliable cash flows to businesses in this space.

Energy Systems

WEC’s Energy Systems segment covers the design, development and procurement of equipment for new plant projects. It provides large plant Gen III and AP1000 nuclear technology globally. It is also involved in the design and development of next-generation nuclear technologies, including SMRs, micro-reactors, and GENIV reactors. In addition, WEC’s nuclear expertise drives revenue across non-WEC OEM designs through fuel, parts, maintenance, and decommissioning services. Potential future business opportunities for this business unit include AP1000 new build projects and SMR and micro-eVinci reactor design. WEC provides design, engineering, and procurement services for new plants on a cost-plus or time and materials basis. As a result, these highly visible multi-year projects have no fixed price construction risk. The 2021 revenue from the Energy Systems segment was approximately US$426 million representing approximately 13% of WEC’s total 2021 revenue.

Recent WEC Acquisitions

On March 10, 2022, WEC closed on the acquisition of a 50% interest in Tecnatom, S.A. with a purchase price of US$20 million. On May 27, 2022, WEC closed on the acquisition of BHI Energy, which provides specialty services supporting the daily operations, routine maintenance and capital investment requirements for the power generation, power delivery and industrial end markets, with an initial purchase price of US$741.1 million, subject to purchase price adjustments.

The acquired companies are complementary to WEC’s scope of operating plant services in that they offer customers a broader suite, and in some cases, the full suite of services necessary to complete outage refuelling, inspections and modifications. These two acquisitions are expected to be included in WEC’s OPS segment. Cameco expects these acquisitions to increase revenue and Adjusted EBITDA going forward.

Acquisition Rationale

Cameco expects the Acquisition of WEC through a consortium involving Brookfield Renewable and Cameco will create a strategic partnership and allow each to further participate in and support the growing momentum for nuclear energy. With world-class assets, a long-term contract portfolio, strong ESG commitment and comprehensive industry knowledge, we believe the Acquisition of WEC in partnership with Brookfield Renewable will position Cameco to create a platform for strategic growth across the nuclear value chain and reinforce our position as one of the global leaders in championing the clean energy transition. In particular, Cameco expects the Acquisition to:

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expand Cameco’s participation in the nuclear fuel value chain. The Acquisition is expected to complement Cameco’s high-quality, tier-one uranium assets and fuel services, including CANDU fuel manufacturing for heavy water reactors with Westinghouse’s global nuclear fuel and plant services platform for light water reactors, which Cameco expects will augment and expand its ability to meet the growing demand for nuclear fuel supplies and services that are reliable and secure;

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be accretive to Cameco’s cash flow after the Acquisition Closing, prior to considering new revenue opportunities. WEC’s strong long-term customer relationships and reliable revenue streams are expected to generate stable cash flow and complement Cameco’s existing business;

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create new revenue opportunities for Cameco by expanding its ability to satisfy existing and new customer needs. In addition to WEC’s contribution to Cameco’s financial results, the Acquisition is expected to result in up to $50 million in additional revenue for Cameco in the year following the Acquisition Closing and to result in additional revenue opportunities for Cameco in the future; and

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maintain Cameco’s strong balance sheet through a disciplined funding strategy designed to enhance its financial strength. At the same time, Cameco expects to continue to execute on its strategy and provide a platform for further growth, expanding its reach in an industry that has historically performed well during varying macroeconomic environments due to the baseload nature of nuclear power and strong customer base.

Serving a common global customer base, with WEC’s position as a provider of nuclear fuel, technology, engineering and services capabilities for light water reactors will complement Cameco’s 30-year track record as a uranium fuel supplier, providing secure and reliable nuclear fuel supplies from its core uranium assets and offering refining, conversion, and CANDU fuel manufacturing services for heavy water reactors. The acquired interest in WEC is expected to enhance Cameco’s ability to attract new business, offering nuclear fuel solutions under long-term contracts, to existing and new customers.

In addition, Cameco expects WEC’s long-term customer relationships and the addition of the predictable demand for operating plant services and nuclear fuel, as well as the resulting revenue profile, to add stable cash flow to complement Cameco’s existing uranium and fuel services business. The acquisition of an interest in WEC represents a strategically attractive transaction for Cameco. We expect to maintain the financial strength and flexibility to continue to execute on our strategy, while continuing to navigate by our investment grade rating. We will adhere to our conservative financial management principles by maintaining liquidity through a strong cash balance and undrawn revolving credit facility to allow us to continue to self-manage risk; to be disciplined by planning production in conjunction with contracting success and market opportunities; and to take advantage of value-adding growth opportunities for both Cameco and WEC.

In addition to the contribution WEC is expected to make to Cameco’s financial results, the Acquisition is expected to result in potential opportunities for Cameco to generate up to $50 million of additional revenue in the year following the Acquisition Closing. Cameco’s acquisition of an interest in WEC is expected to create the opportunity to attract new business, mainly in Eastern Europe, from new customers (for example, in Bulgaria and Slovakia) and existing customers (for example, in Czechia, Ukraine, and Finland) seeking an integrated fuel supply. In this regard, the Acquisition is expected to provide customers with additional optionality to source nuclear fuel supplies from North America and Europe. Cameco also expects the Acquisition to improve access to Cameco’s uranium and conversion services for new customers in Eastern Europe and for existing customers. In the longer term, the Acquisition is expected to provide Cameco with the opportunity to participate in the growth of new capacity through new-build reactor projects. Cameco also expects there will be other potential growth opportunities with respect to collaborations at WEC’s Springfields Fuels site, in environmental services and in fuel fabrication for light water reactors. Cameco’s acquired equity interest will also position it to participate in growth opportunities related to the rollout of next-generation advanced nuclear technology and long-term nuclear energy storage solutions, including modular baseload generation, through WEC’s eVinci micro-reactor technology.

Cameco’s ability to capture the additional business opportunities is dependent on the following assumptions: the realignment of demand in our market due to geopolitical risk continues; the realignment in our market creates additional demand and the opportunity to compete for integrated fuel supply contracts, particularly in some Eastern European markets; and the investment in WEC is expected to enhance Cameco’s ability to provide another sourcing option for new and existing customers. The ability to capture additional business opportunities is subject to the following risks: the uncertainty due to the Russian invasion causes some countries to delay fuel-related decisions as they address their energy security requirements; uncertainty regarding the timing and degree to which European countries execute on securing western fuel supply; and the potential for commercial factors such as operational considerations and country-specific political and policy decisions to impact the timing and degree to which the sourcing of western fuel supply occurs.

Acquiring an interest in WEC, with its large-scale global operations, fits within Cameco’s strategy and is expected to position Cameco as one of the global leaders in supporting the world’s growing need for safe, reliable, and affordable carbon-free energy. It is expected to enhance our ability to meet the increasing nuclear fuel needs of existing and new customers at a time when the world’s prioritization of decarbonization and energy security is driving growth in demand for nuclear power and when geopolitics are creating concerns about the origin and security of nuclear fuel supplies across the fuel cycle value chain.

We expect the Acquisition to enhance our financial profile and diversify our business mix:

1 See “non-IFRS and non-GAAP Financial Measures and Industry Metrics – Reconciliation of IFRS to non-IFRS Measure” and “–Reconciliation of US GAAP to non-GAAP Measures” for further information. Adjusted EBITDA of WEC of US$701 million converted to Canadian dollars based on an average exchange rate of one US dollar expressed in Canadian dollars over the period of 1.2659 and multiplied by the Company’s contemplated interest in WEC of 49%. Segment earnings shown before taxes.

Summary Financial Information

The Acquisition will constitute a “significant acquisition” by the Company for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. Pursuant to the exemption in section 8.6 of NI 51-102, the Company is exempt from the requirements of section 8.4 of NI 51-102 to include in this Prospectus historical financial statements of WEC and pro forma financial statements reflecting the Acquisition. The exemption is available because the Company’s acquisition of its 49% proportionate interest in WEC will be accounted for using the equity method as part of the Company’s 49% equity investment in the Acquisition Entities (as defined herein). Summarized information of the total assets, total liabilities, net revenue (i.e., revenue) and net income (loss) (i.e., profit or loss) of WEC for: (i) the years ended and as at December 31, 2019, 2020 and 2021, (ii) the LTM ended and as at June 30, 2022 and (iii) the Company’s proportionate interest in WEC for the LTM ended and as at June 30, 2022 is presented below. Because the Company will account for its proportionate interest in WEC using the equity method following the Acquisition Closing, not all items reflected in the column indicating the Company’s proportionate interest in WEC will be included in the Company’s consolidated financial statements following the Acquisition Closing. The financial information below is presented in US dollars.

Brookfield WEC Holding Sub-Aggregator LP

Summary financial information

(US$ millions)	2019	2020	2021	LTM ended June 30, 2022	Proportionate Share (49%) LTM ended June 30, 2022
OPS	2,546	2,608	2,666	2,681
Plant Solutions	797	0	0	0
Energy systems	0	530	426	399
Environmental Services	0	134	188	191
Other	7	4	5	1

Net Revenues	3,350	3,275	3,286	3,273	1,604

Net Income	26	42	126	559	274

Total Assets	5,780	5,460	5,192	6,389	3,131

Total Liabilities	5,666	5,883	5,542	6,221	3,048

Basis of Presentation

The summary financial information of WEC has been prepared by the Company and is derived from (i) WEC’s annual consolidated financial statements as at and for the years ended December 31, 2019, 2020 and 2021 and (ii) WEC’s interim consolidated financial statements as at and for the six-months ended June 30, 2021 and 2022 which are reported in US dollars and prepared in accordance with US GAAP. The above summary financial information of WEC is presented in US dollars. The recognition, measurement and disclosure requirements of US GAAP differ from IFRS as applied by the Company. The annual information was audited in accordance with auditing standards generally accepted in the United States and received an unmodified opinion, without reservation, which states that in the auditor’s opinion, WEC’s annual consolidated financial statements as at and for the years ended December 31, 2019, 2020 and 2021 present fairly, in all material respects, the financial position of WEC and its subsidiaries as of December 31, 2019, 2020 and 2021, and the results of their operations and their cash flows for each of the years then ended, in conformity with US GAAP. The summary financial information is prepared in accordance with the financial reporting framework specified in subsection 3.2(6) of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards for summarized financial information of a business accounted for using the equity method and contains total assets, total liabilities, revenue (net revenue above) and profit/(loss) (net income (loss) above) as at and for the years ended December 31, 2019, 2020 and 2021 and for the LTM ended June 30, 2022.

In addition to the financial measures required by Section 8.6 of NI 51-102 the above table includes a breakdown of revenue by segment as disclosed in WEC’s audited financial statements.

The summary financial information for the LTM ended and as of June 30, 2022 has been computed by subtracting the six months ended June 30, 2021 from the twelve months ended December 31, 2021, and adding the six months ended June 30, 2022. Because the Company will account for its proportionate interest in WEC using the equity method following the Acquisition Closing, not all items reflected in the column indicating the Company’s proportionate interest in WEC will be included in the Company’s consolidated financial statements following the Acquisition Closing. The financial information above is presented in US dollars.

STRATEGIC PARTNERSHIP

The strategic partnership between Cameco and Brookfield Renewable in respect of Westinghouse will be effected through Watt New Aggregator L.P., an exempted limited partnership formed and registered under the laws of the Cayman Islands (the “Acquisition Partnership”), the general partner of which is an exempted company limited by shares organized under the laws of Bermuda (the “General Partner” and, together with the Acquisition Partnership, the “Acquisition Entities” and each, an “Acquisition Entity”). The General Partner has the exclusive right to manage and control and conduct the business of the Acquisition Partnership, subject to limited exceptions.

Upon the Acquisition Closing, the Acquisition Entities will, directly or indirectly, acquire all of the equity interests in Westinghouse. Cameco (directly or through one or more affiliated entities) will hold a 49% interest, and Brookfield Renewable (through one or more affiliated entities) will hold the remaining 51% interest, in each of the Acquisition Entities. Each of Cameco and Brookfield Renewable or their affiliated entities that hold equity interests in the General Partner from time to time is an “Initial Shareholder”.

The following sets out a summary of the principal terms governing the relationship between Cameco and Brookfield Renewable with respect to the Acquisition Entities and, following the Acquisition Closing, Westinghouse:

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Governance: The General Partner has the exclusive right to manage and control and conduct the business of the Acquisition Partnership, subject to limited exceptions. The board of directors of the General Partner is composed of six directors, with three directors designated by Cameco, and three directors designated by Brookfield Renewable. Such directors are entitled to vote corresponding to the percentage ownership interest in the Acquisition Entities (i.e., Cameco 49% and Brookfield Renewable 51%). This governance structure will be replicated at certain Westinghouse entities after the Acquisition Closing (each such board or governing body, a “Strategic Partnership Board”). The board representation of each Initial Shareholder will be reduced if such Initial Shareholder falls below specified percentages of equity interest in the Acquisition Entities, with each Initial Shareholder ceasing to be entitled to appoint any directors if it holds less than a 10% equity interest in the Acquisition Entities.

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Approval of Material Matters: Certain matters concerning the business and operation of the Acquisition Entities and their subsidiaries (including, following the Acquisition Closing, Westinghouse; collectively, the “Strategic Partnership Entities”) require (i) the approval of a majority of the directors of the applicable Strategic Partnership Board, including at least one Cameco director and one Brookfield Renewable director, for so long as the applicable party holds at least 25% of the equity interests in the Acquisition Entities, and (ii) in the case of any actions that require the approval of shareholders under applicable law, each of Cameco’s and Brookfield Renewable’s consent (a “Reserved Matter”). Reserved Matters include, among other things, approval of the annual budget, entry into material contracts, making significant investments and entering into new lines of business. If an equity financing is approved as a Reserved Matter, each of Cameco and Brookfield Renewable will have the right to subscribe for its pro rata share of the equity issued on the basis of their respective ownership interests. The Initial Shareholders may also be requested (but not required) to fund the Acquisition Partnership in the event of emergencies or funding shortfalls, by way of a shareholder loan, under certain specified circumstances.

Certain other matters concerning the Strategic Partnership Entities require (i) the approval of a majority of the directors of the applicable Strategic Partnership Board, including at least one Cameco director and one Brookfield Renewable director, for so long as the applicable party holds at least 10% of the equity interests in the Acquisition Entities, and (ii) in the case of any actions that require the approval of shareholders under applicable law, each of Cameco’s and Brookfield Renewable’s consent (a “Fundamental Reserved Matter”). Fundamental Reserved Matters include, among other things, related-party transactions.

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Transfers of Equity Interests: Neither Cameco nor Brookfield Renewable may transfer any equity interest in the Acquisition Entities without the consent of the other party for a period of three years following the Acquisition Closing, subject to limited exceptions for transfers to certain permitted transferees. Thereafter, the non-transferring Initial Shareholder is entitled to pre-emptive rights. In addition, equity holders holding, in the aggregate, no less than 90% of the equity interests in the Acquisition Entities (the “Selling Parties”) shall have a drag-along right and, if at any time Selling Parties propose to sell any of their equity interests to an independent third party, each other holder of equity interests in the Acquisition Entity shall have a tag-along right.

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Initial Public Offering: Commencing on the date that is (i) six years following the Acquisition Closing, an Initial Shareholder holding at least 65% of the equity interests in the Acquisition Entities, and (ii) eight years following the Acquisition Closing, an Initial Shareholder holding at least a majority equity interest in the Acquisition Entities, in each case, shall have the right to initiate and consummate an initial public offering (“IPO”) for the sale of all or part of its equity interests in the Acquisition Entities subject to a right of first offer in favour of the Initial Shareholder that did not initiate such IPO and other conditions.

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Distributions: The Acquisition Entities will make quarterly distributions of all available cash, subject to reserve amounts, the whole in accordance with a distribution policy to be approved by the board of directors of the General Partner in form and substance reasonably acceptable to each Initial Shareholder.

See also “Risk Factors – Risks Related to the Acquisition”.

ACQUISITION AGREEMENT

The following is a summary of certain rights and obligations of the parties under the Acquisition Agreement, which summary is not intended to be complete.

Overview

The Acquisition Agreement was entered into on October 11, 2022 among the Acquisition Partnership, the Sellers (as defined herein), and, in respect of certain specified representations and covenants, Watt Aggregator, L.P. (being an affiliate of Brookfield Renewable) (“BEP Investor”), Cameco and Brookfield Business Partners L.P. (“BBU”).

The Acquisition Agreement provides for the indirect Acquisition of WEC by Cameco and Brookfield Renewable, through the Acquisition Partnership.

Cameco (directly or through one or more affiliated entities) holds a 49% interest, and Brookfield Renewable (through one or more affiliated entities) holds the remaining 51% interest, in the Acquisition Partnership and the other Acquisition Entities. See “Strategic Partnership”.

On the Acquisition Closing Date, the Acquisition Partnership or its applicable affiliates will acquire, directly or indirectly, all of the equity interests in WEC from certain vehicles controlled by BBU and its institutional partners (the “Sellers”, and each, a “Seller”).

Purchase Price

The Purchase Price is approximately US$7.875 billion, with approximately US$4.5 billion of required aggregate cash contributions from Cameco and Brookfield Renewable, subject to certain closing and post-closing adjustments based on the cash, indebtedness, working capital and transaction expenses of WEC, and accounting for the cash value of any specified acquisitions or divestitures by WEC, prior to the Acquisition Closing. The Purchase Price assumes a certain normalized level of working capital on the Acquisition Closing Date.

Representations and Warranties

The Acquisition Agreement contains various representations and warranties made by the parties that are customary for a transaction of this nature and size. The representations and warranties do not survive the Acquisition Closing. The Acquisition Partnership has purchased a representations and warranties insurance policy in connection with the Acquisition which is expected to provide coverage in respect of the representations and warranties in the Acquisition Agreement, subject to the limitations and exclusions in such insurance policy.

The Sellers and BBU have each severally (and not jointly) provided customary representations and warranties to the Acquisition Partnership in respect of, among other things, existence and power, authorization and title to the purchased equity interests, as applicable.

The representations and warranties made by the Sellers in respect of WEC relate to, among other things: existence and power; the ownership of the WEC entities; organizational documents; required governmental authorizations; non-contravention; capitalization; joint ventures; financial statements; absence of certain changes; absence of undisclosed material liabilities; material contracts; litigation; compliance with laws and permits; insurance; company products; properties; intellectual property and data privacy; employees; employee benefit plans; pension plans; environmental matters; nuclear regulatory matters; taxes; anticorruption, trade controls and sanctions; government contracts; suppliers; customers and related party transactions.

The Acquisition Partnership, BEP Investor and Cameco have each severally (and not jointly) provided customary representations and warranties to the Sellers in respect of, among other things, existence and power and authorization. In addition, the Acquisition Partnership has provided certain warranties regarding the availability of funds to satisfy the consideration payable by the Acquisition Partnership in connection with the Acquisition.

Covenants

During the period between the execution of the Acquisition Agreement and the Acquisition Closing Date, each Seller has provided covenants in the Acquisition Agreement, among other things, to cause the business of WEC to be operated in the ordinary course, subject to certain exceptions and limitations, and not to undertake specific types of transactions without the prior written consent of the Acquisition Partnership or as otherwise contemplated by the Acquisition Agreement. In addition, subject to the terms and conditions of the Acquisition Agreement each of BEP Investor, Cameco, the Acquisition Partnership and the Sellers have agreed to, and to cause their respective affiliates to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary or desirable under applicable law, to consummate the transactions contemplated by the Acquisition Agreement. BBU has also provided covenants to conduct the BBU Unitholder Meeting (as defined herein) as promptly as practicable, and to use reasonable best efforts to conduct the BBU Unitholder Meeting on or before the date that is 60 days (and in any event not later than the date that is 75 days) after the date of the Acquisition Agreement.

Concurrently with the execution of the Acquisition Agreement, the Acquisition Partnership delivered to the Sellers an equity commitment letter pursuant to which, subject to the terms of such letter, Cameco and certain affiliates of BEP Investor (collectively, the “Equity Investors”) have severally (and not jointly) agreed to directly or indirectly provide to the Acquisition Partnership their pro rata share in cash of the amounts required to be funded by the Acquisition Partnership at the Acquisition Closing, as well as certain other payment obligations of the Acquisition Partnership that become payable in connection with the Acquisition Closing, in an aggregate amount of up to US$4.5 billion (the “Equity Financing Commitments”). The Equity Financing Commitments include a several and pro rata guarantee from each Equity Investor with respect to certain obligations of the Acquisition Partnership in connection with a termination of the Acquisition Agreement. The obligations of the Acquisition Partnership under the Acquisition Agreement are not conditional upon the Acquisition Partnership’s ability to obtain financing for the consummation of the Acquisition.

Closing Conditions

Under the terms of the Acquisition Agreement, the Acquisition Closing is conditional upon the satisfaction or waiver of certain events, among other things:

(a)

the satisfaction of regulatory requirements, including (A) the expiry or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Hart-Scott-Rodino Act”) and compliance with applicable requirements pursuant to antitrust and foreign investment laws, including the receipt of certain approvals, and the absence of any voluntary agreements between the Acquisition Partnership, Sellers, or their respective affiliates and the United States Federal Trade Commission, the United States Department of Justice or other governmental authority pursuant to which the Acquisition Partnership, Sellers, or any of their respective affiliates, as applicable, has agreed not to consummate the Acquisition for any period of time, (B) the receipt of required national security clearances, (C) the conclusion of the applicable notice period under the International Traffic in Arms Regulations or receipt of the consent of the United States Department of State, Directorate of Defense Trade Controls, and (D) the filing of certain other applications and notices with, and receipt of the approvals, licences or consents from, applicable governmental authorities;

(b)	no order, decree or judgment of any governmental authority having competent jurisdiction or any applicable law enjoining or prohibiting the consummation of the Acquisition (a “Legal Restraint”);

(c)

the approval of the indirect sale by BBU of interests in WEC (the “BBU Indirect Sale”) by a majority of the votes cast by BBU’s disinterested unitholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the “BBU Minority Approval”) at a duly convened meeting of BBU unitholders eligible to vote at the BBU Unitholder Meeting (the “BBU Unitholder Meeting”). Concurrently with the execution of the Acquisition Agreement, the Acquisition Partnership and certain BBU unitholders who hold in the aggregate approximately 37% of the outstanding units of BBU eligible to vote at the BBU Unitholder Meeting entered into voting agreements pursuant to which, among other things, such BBU unitholders have agreed, subject to the terms and conditions set forth therein, to vote or cause to be voted their BBU units in favour of the BBU Indirect Sale at the BBU Unitholder Meeting;

(d)	the accuracy of representations and warranties, and the performance of covenants, as set forth in the Acquisition Agreement;

(e)	the absence of certain defaults under specified credit facilities of WEC; and

(f)	the absence of any material adverse effect with respect to WEC, as more particularly described therein.

Termination of the Acquisition Agreement

The Acquisition Agreement may be terminated prior to the Acquisition Closing Date:

(a)	by mutual written agreement of the Sellers and the Acquisition Partnership;

(b)

by either the Sellers or the Acquisition Partnership if the BBU Unitholder Meeting is duly convened and held, and the resolution to approve the BBU Indirect Sale is voted on but the BBU Minority Approval is not obtained (a “BBU Negative Vote”);

(c)

by either the Sellers or the Acquisition Partnership if the Acquisition Closing has not occurred on before the date that is nine months after the date of the Acquisition Agreement (the “End Date”), which end date may be extended by up to two periods of three months each if all conditions to closing have been satisfied or waived other than the satisfaction of applicable regulatory requirements and related conditions;

(d)	by either the Sellers or the Acquisition Partnership, if the consummation of the Acquisition would violate any non-appealable Legal Restraint, subject to customary limitations; and

(e)

by the Acquisition Partnership if there is any breach of any representation, warranty, covenant, or agreement on the part of the Sellers or BBU, or by the Sellers if there is any breach of any representation, warranty, covenant, or agreement on the part of the Acquisition Partnership, subject to certain cure rights.

If the Acquisition Agreement is terminated in accordance with the foregoing, such termination will be without liability of any party to the other parties, provided that a party will be fully liable for any and all damages and liabilities resulting from such party’s actual fraud or willful breach of the Acquisition Agreement. Notwithstanding the foregoing, if the Acquisition Agreement is terminated as a result of a BBU Negative Vote, then the Sellers will be required, on a joint and several basis, within two business days of such termination, to pay to the Acquisition Partnership an amount equal to the actual expenses incurred by the Acquisition Partnership, Cameco and BEP Investor or their respective affiliates in connection with the transaction, which is capped at US$45 million.

FINANCING THE ACQUISITION

The aggregate cash consideration payable by us on the Acquisition Closing is approximately US$2.2 billion (US$2.3 billion including estimated transaction costs), which we intend to finance on the Acquisition Closing Date, directly or indirectly, with a combination of some or all of the following: (i) net proceeds of the Offering; (ii) advances and drawdowns under the New Credit Facilities (as defined herein) and (iii) cash on hand.

Commitment for New Credit Facilities

Concurrently with the execution of the Acquisition Agreement, Cameco entered into a commitment letter with banking affiliates of the Joint Bookrunners (the “Debt Commitment Letter”), which Debt Commitment Letter provides for commitments from the Commitment Parties (as defined therein) for (a) a senior unsecured term loan facility in an aggregate principal amount up to US$600,000,000 (the “Term Loan Facility”) and (b) a senior unsecured 364-day bridge loan facility in an aggregate principal amount up to US$1,000,000,000 (the “Bridge Facility” and together with the Term Loan Facility, the “New Credit Facilities”). The availability of funds under the New Credit Facilities will be reduced by, among other things, the proceeds received in connection with the Offering and other debt and equity issuances (subject to customary exceptions).

Subject to the reduction or termination of commitments described in the prior sentence, the definitive documentation for the Bridge Facility, if any, will contain certain representations and warranties, affirmative and negative covenants, financial covenants and events of default that are substantially consistent with Cameco’s Second Amended and Restated Credit Agreement, dated as of October 1, 2021, as amended by that certain First Amending Agreement, dated as of September 23, 2022, among Cameco, the financial institutions from time to time party thereto as lenders and a Canadian chartered bank, as administrative agent (as amended, the “Existing Credit Agreement”), with certain modifications set forth in the Debt Commitment Letter, including, among other modifications, to adjust for the provision of bridge loans, rather than revolving loans. The loans under the Bridge Facility, if funded, will be senior unsecured loans and will mature 364 days after the Acquisition Closing Date.

The definitive documentation for the Term Loan Facility will contain certain representations and warranties, affirmative and negative covenants, financial covenants and events of default that are substantially consistent with the Existing Credit Agreement, with certain modifications set forth in the Debt Commitment Letter, including, among other modifications, to adjust for the provision of term loans, rather than revolving loans. The Term Loan Facility will be senior and unsecured and is expected to consist of two tranches of US$300,000,000 one of which is expected to mature two years after the Acquisition Closing Date and the other of which is expected to mature three years after the Acquisition Closing Date.

RISK FACTORS

An investment in our Common Shares involves significant risks. Before making an investment in our Common Shares, you should carefully consider the risks described below and discussed in the section entitled “Risk Factors” in the Base Prospectus, as well as the risks described in the sections entitled “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” in the 2021 AIF, “Material risks” and “Material risks that could cause actual results to differ materially” in the Annual MD&A, and “Material risks” in the Q2 MD&A, which documents are incorporated by reference in this Prospectus Supplement and the Base Prospectus in their entirety, together with the other information in this Prospectus Supplement and the Base Prospectus and the information and documents incorporated by reference herein and therein. Any of these risks, as well as additional risks not currently known to us or that we currently deem immaterial, may adversely affect our business, financial condition, results of operations, and prospects, resulting in a decline in the trading price of our Common Shares and loss of all or part of your investment.

Risks Related to the Acquisition

The Acquisition may be delayed or may not be completed on the terms contemplated in the Acquisition Agreement or at all.

We intend to use the net proceeds of the Offering to finance a portion of the Purchase Price. However, no assurance can be given that the Acquisition will be completed when expected, on the terms proposed or at all. The Acquisition Closing is subject to the receipt of required regulatory approvals and the satisfaction of various closing conditions. There is no certainty, nor can Cameco provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The Acquisition Closing is also subject to normal commercial risks. Given a potentially long period prior to closing the Acquisition, there can be no assurance that Westinghouse, or its operations and assets, will not be adversely affected by intervening events. In particular, the relevant regulatory authorities may decline to give approval or clearance for the Acquisition or may attach terms or conditions to their approval or clearance, which could have a materially adverse effect Cameco’s ability to realize the anticipated benefits of, or complete, the Acquisition.

If the Acquisition is not completed, we could be subject to a number of risks that may adversely affect our business and the market price of our Common Shares, including:

•	the time and resources committed by our management to matters relating to the Acquisition could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of our Common Shares could decline to the extent that the current market price reflects a market assumption that the Acquisition will be completed;

•	we would not realize the benefits we expect to realize from consummating the Acquisition; and

•	we will be required to pay costs relating to the Acquisition, such as legal, accounting, and financial advisory fees, whether or not the Acquisition is completed.

We may also be subject to litigation related to any failure to complete the Acquisition. If the Acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our Common Shares, which may cause the value of your investment to decline.

There is no financing condition in the Acquisition Agreement.

There exists no closing condition for financing under the Acquisition Agreement that Cameco can rely on to terminate the Acquisition Agreement. As a result, if the Offering is not completed or if the New Credit Facilities are not available, Cameco would remain obligated to complete the Acquisition and may not have sufficient funds to do so or may have to incur additional costs to do so, which could result in a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Consummation of the Acquisition is subject to the satisfaction of closing conditions and regulatory approvals that may not be satisfied or completed on a timely basis, if at all, which may prevent or delay the consummation of the Acquisition. Any delay in completing the Acquisition may reduce or eliminate the expected benefits of the Acquisition.

The Acquisition Closing is subject to certain closing conditions, including, among other things, (A) the expiry or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of certain approvals under other applicable antitrust laws and foreign investment laws, (B) the receipt of required national security clearances, (C) the conclusion of the applicable notice period under the International Traffic in Arms Regulations or receipt of the consent of the US Department of State, Directorate of Defense Trade Controls, (D) the filing of certain other applications and notices with, and receipt of the approvals, licences or consents from, other applicable governmental authorities and (E) the BBU Minority Approval. We cannot provide any assurance that all necessary regulatory and other approvals will be obtained nor the timing of such approvals, nor can we provide any assurance that all of the other closing conditions will be satisfied or waived. The failure to obtain necessary approvals or the failure to satisfy some or all of the other required conditions could delay the Acquisition Closing for a significant period of time or prevent it from occurring. Lawsuits or other legal proceedings brought in connection with the Acquisition could also delay or prevent the Acquisition Closing, and may cause us to incur additional costs and divert management’s attention from the acquisition process and our core business operations. Any delay in obtaining the required approvals or satisfying the other closing conditions could reduce or eliminate the anticipated benefits of the Acquisition, or prevent the Acquisition Closing from occurring at all.

We may not realize any or all of the anticipated benefits from the Acquisition, which could adversely affect our business.

As part of our business strategy, following the Acquisition, we expect to see certain near-term benefits, including potential new revenue opportunities related to integrated fuel supply and improved access for uranium and conversion services, as well as longer-term opportunities for growth from new capacity. Any benefits and growth that we realize from such efforts may differ materially from our estimates. In particular, our estimates of the potential benefits and growth from the Acquisition are based in part on a valuation of Westinghouse that may differ from the performance of Westinghouse on a going-forward basis. In addition, any benefits that we realize may be offset, in whole or in part, by reductions in revenues, or through increases in other expenses, including costs to achieve our estimated synergies and growth. Our plans for Westinghouse following the Acquisition are subject to numerous risks and uncertainties that may change at any time. We cannot assure you that our initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all. Even if the Acquisition is consummated, it may take longer than expected to achieve the anticipated benefits and growth.

Nuclear technology services operations are highly regulated by US and foreign governments. Failure to comply with nuclear license and quality assurance requirements at certain Westinghouse facilities could result in costs, additional regulatory oversight and reputational risk.

Westinghouse is a supplier of nuclear reactors, components, fuel and fuel handling equipment, maintenance and operating support services, and dismantling and decontamination services to the global nuclear power sector. Westinghouse and its affiliates maintain licenses from nuclear regulatory authorities in the United States, United Kingdom, Sweden and Spain to operate fuel fabrication facilities. These facilities are subject to significant regulatory scrutiny and any failure to comply with safety, security and quality assurances requirements at those facilities could result in increased regulatory oversight and civil penalties, as well as costs in remedying noncompliance and reputational risk. In addition, enhanced safety or security requirements promulgated by these regulatory bodies could necessitate capital expenditures by Westinghouse. Significant non-compliance could result in revocation of certain of Westinghouse’s licenses.

Further, Westinghouse operates major nuclear component fabrication facilities in the United States and Italy. Components fabricated by Westinghouse at these facilities must comply with stringent quality requirements, including certifications under nuclear quality standards. Failure to adhere to these standards could result in liability under customer contracts, including replacement of supplied components and potential exposure to litigation over nuclear power plant shutdowns resulting from defective components. Quality control issues at these facilities could also result in additional regulatory oversight and cost arising out of implementation of corrective actions. Any such adverse effects would negatively impact the Acquisition Partnership and may adversely affect our business, financial results and financial condition, as well as the price of our Common Shares.

Westinghouse’s comprehensive protections against liability for nuclear damage depend on the viability of global indemnities and continuation of nuclear liability regimes.

Global nuclear liability regimes shield nuclear industry participants from unlimited exposure to nuclear accident risks and ensure compensation for victims of nuclear incidents. The US regime, based on the Price-Anderson Nuclear Industries Indemnity Act, as amended, provides for “economic channeling” of liability by establishing requirements for nuclear reactor operators to maintain two layers of insurance (totaling approximately US$14 billion), which cover anyone potentially liable, including suppliers, for nuclear damage. International global nuclear liability regimes under the 1963 Vienna Convention on Civil Liability, as amended by the 1997 Protocol; the Paris Convention on Third Party Liability in the Field of Nuclear Energy and the Brussels Supplementary Convention; and the 1997 Convention on Supplementary Compensation for Nuclear Damage provide for legal channeling of liability to the operator of a nuclear installation.

While these nuclear liability regimes shield nuclear suppliers and service providers from nuclear damage in the specific jurisdiction in which a nuclear incident occurs, radioactive releases can be transboundary, and there is no single global nuclear liability regime. Only approximately 70 countries are party to an existing liability regime, and not all the regimes are interconnected. This exposes suppliers to potential liability in jurisdictions not party to a nuclear liability regime. In addition, nuclear liability regimes cover only offsite nuclear damage and do not apply to property damage to the plant itself or any equipment onsite, which typically is covered by separate insurance maintained by nuclear operators. To address these gaps, Westinghouse obtains from its customers global indemnities against nuclear damage as well as waivers of any onsite property damage. However, should an existing nuclear liability regime be repealed in any country, should any such indemnity be insufficient or should a customer become unable to act on an indemnity due to a bankruptcy or other financial hardship, Westinghouse could be exposed to claims in the event of a nuclear incident.

Westinghouse operates in a politically sensitive environment, and the public perception of nuclear energy can affect Westinghouse’s customers and Westinghouse.

Westinghouse’s business involves providing products and services for the nuclear industry, which is a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect Westinghouse and its customers’ businesses. Adverse public reaction could also lead to increased regulation, limitations on the activities of Westinghouse and Westinghouse’s customers, more onerous operating requirements or other conditions that could have a material adverse impact on Westinghouse and its customers.

Nuclear power plant operations are also potentially subject to disruption by a nuclear accident. A future accident at a nuclear reactor anywhere in the world could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, each of which could have a material adverse impact on Westinghouse.

Furthermore, accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials or technological changes could reduce the demand for nuclear products and services. All of these risks could adversely impact Cameco’s operations after the Acquisition.

Threat of increased nuclear trade barriers could have an adverse impact on Westinghouse’s business.

The nuclear energy industry is global and also susceptible to nuclear trade controls due to the sensitive nature of nuclear technologies, equipment and material and the importance of nuclear energy to national security. The ability of Westinghouse to conduct business globally is dependent on its ability to maintain and secure new licenses for the export of nuclear technology, equipment and materials. While licenses are not always required, there are certain nuclear exports and destinations for those exports that are subject to stringent licensing requirements. For example, Westinghouse’s continued ability to sell services and equipment to reactors in China is dependent on its existing specific authorization under applicable law. In case of geopolitical circumstances that would result in sanctions on China, this specific authorization would be limited or terminated, negatively impacting the business.

A future major nuclear accident or disaster could have a negative effect on our and Westinghouse’s operations.

Due to their inherent materiality, major accidents in the nuclear industry, and most notably at nuclear power plants, such as the Chernobyl Nuclear Power Plant accident of 1986 in the Soviet Union and the accident in 2011 at the Fukushima-Daiichi nuclear power plant in Japan, garner significant worldwide attention and spawn global public sentiment favouring more significant regulation for nuclear power generation. For example, following the accident at Fukushima, certain countries, including Germany, Switzerland, and Belgium, announced their intention to phase out nuclear power. As of December 31, 2021, Germany had shut down 14 of its 17 nuclear reactors and is implementing measures to close another reactor by the end of 2022. Prior to the accident in 2011 at Fukushima, Japan had 54 nuclear reactors; as of December 31, 2021, Japan has restarted 10 reactors. The effect of the 2011 accident at the Fukushima-Daiichi nuclear power plant on the uranium market has had a material and adverse effect on our earnings, cash flows, financial condition, results of operations, and prospects.

Westinghouse has various contracts in place with Energoatom, Ukraine’s national nuclear power company and actively carries on business in the country. The military conflict between Russia and Ukraine has had and continues to have a negative impact on Westinghouse’s operations in Ukraine resulting in loss of revenue and corresponding loss of earnings. Furthermore, certain nuclear power plants are located in the disputed territory.

Any new major accident at a nuclear power plant, or a similar disaster related to the nuclear industry, including as a result of the military conflict between Russia and Ukraine, could lead to more countries adopting increasingly stringent safety regulations in the nuclear industry, strengthen the public sentiment for phasing-out nuclear power, and reverse or halt the recent positive trend towards nuclear power. The reaction to any such major accident or disaster could be significantly more severe, and may result in a rapid global abandonment of nuclear power generation. Any such event may result in, among other things, a significant reduction in the demand for uranium and the resulting decline in the price of uranium plus a significant reduction in demand for nuclear services or production of new power plants.

Any new major accident at a nuclear power plant, or a similar disaster related to the nuclear industry, would have a material and adverse effect on our and Westinghouse’s earnings, cash flows, financial condition, results of operations, and prospects.

We do not currently control Westinghouse and will not control Westinghouse after the Acquisition is completed.

We do not currently control Westinghouse and, after the Acquisition Closing, we will beneficially own 49% of Westinghouse, and Brookfield Renewable will beneficially own 51%. Until the Acquisition Closing, we cannot assure you that Westinghouse will be operated in the same way that it would be operated under the control of us and Brookfield Renewable. Although we will have certain governance and approval rights in connection with our ownership interest in the Acquisition Partnership following the Acquisition Closing, we cannot assure you that Westinghouse will be operated in the same way we would operate Westinghouse if we were its sole owner.

The liabilities of Westinghouse may exceed our estimates. There may also be unknown or undisclosed liabilities that we will acquire in connection with the Acquisition.

Westinghouse has various potential liabilities relating to the conduct of its business prior to the Acquisition, including, but not limited to, potential liability for unfunded pension liabilities, liability for cleanup, decommissioning or remediation of environmental conditions, intellectual property disputes, and other potential liabilities that could adversely affect Westinghouse’s financial position. If the Acquisition is consummated, we would assume these potential liabilities, in part, through our co-ownership of the Acquisition Partnership.

Although Cameco has conducted what it believes to be a sufficient level of investigation in connection with the Acquisition, it is possible that the potential liabilities it has identified may exceed its expectations, and there may be liabilities that Cameco failed to discover or was unable to quantify accurately or at all in its due diligence, which it conducted prior to the entry into the Acquisition Agreement. Only certain of these events may entitle the buyer to recourse under the Acquisition Agreement for such liabilities and contingencies. The discovery of any material liabilities, or the inability to obtain full recourse for such liabilities, could have a material adverse effect on Cameco’s business, financial condition or future prospects.

In connection with the Acquisition, the Acquisition Entities obtained representation and warranty coverage, with total limits of up to US$800 million above retention of 0.5% of the enterprise value. Nevertheless, this insurance policy is subject to certain exclusions and limitations. In addition, there may be circumstances for which the insurer may elect to limit such coverage or refuse to indemnify Cameco or situations for which the coverage provided under the representation and warranty insurance policy may not be sufficient or applicable.

The Acquisition Closing is conditioned upon the absence of certain defaults under specified credit facilities of Westinghouse and its affiliates, and the failure to satisfy this condition may result in the failure to consummate the Acquisition. Following the Acquisition Closing, an event of default under the Westinghouse credit facilities could have a material adverse effect on Westinghouse and the Acquisition Partnership.

Westinghouse has entered into various credit agreements with its lenders, pursuant to which it has incurred approximately US$4.6 billion in principal amount of indebtedness in the aggregate. A breach of certain covenants in the credit agreements governing Westinghouse’s credit facilities, or the occurrence of certain events, including certain change of control triggering events, may constitute an event of default. The Acquisition Closing is conditioned upon the absence of certain defaults under specified credit facilities of Westinghouse and its affiliates. The failure to satisfy any such condition could result in the failure to consummate the Acquisition, which could have a material adverse effect on Westinghouse.

If an event of default exists under Westinghouse’s credit facilities, the lenders could declare all amounts outstanding thereunder to be immediately due and payable and foreclose on any pledged collateral. Westinghouse may not have access to sufficient funds at the time of any such acceleration to repay outstanding amounts under the credit agreements, or may be subject to contractual restrictions that may prohibit such repayments. This could have a material adverse effect on Westinghouse’s financial condition and on the Acquisition Partnership.

Westinghouse’s operations are exposed to occupational health and safety and accident risks.

Some of the tasks undertaken by Westinghouse’s employees and contractors are inherently dangerous and have the potential to result in serious injury or death. Accordingly, Westinghouse’s operations are exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss, including, for example, resulting from related litigation.

Westinghouse is subject to increasingly stringent laws and regulations governing health and safety matters, which differ in the jurisdictions in which Westinghouse operates. Any violation of these obligations, or serious accidents involving Westinghouse’s employees, contractors or members of the public, could expose

Westinghouse or its operating businesses to adverse regulatory consequences, including the forfeiture or suspension of its operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanctions, which may materially and adversely impact Westinghouse’s financial condition.

There are risks to Cameco associated with the entry into the Strategic Partnership.

Although Cameco has certain rights pursuant to the shareholders’ agreement between Cameco and Brookfield Renewable with regards to the governance of the General Partner (the “Governance Agreement”), including the right to designate directors of the boards of directors of the General Partner and certain material subsidiaries of the Acquisition Entities (see “Strategic Partnership”), Cameco’s beneficial ownership in the Strategic Partnership Entities will be 49%, whereas Brookfield Renewable will beneficially own 51%, and the directors are entitled to weighted voting corresponding to the designating shareholder’s proportionate equity interest. Consequently, other than in the case of Reserved Matters, Fundamental Reserved Matters and certain other matters expressly set out in the Governance Agreement, Brookfield Renewable has the power to control the Strategic Partnership Entities. Accordingly, we cannot assure you that the Strategic Partnership Entities will be operated in the same way they would have been operated if Cameco was the sole owner.

Following the Acquisition Closing, Cameco and Brookfield Renewable expect that the Strategic Partnership Entities will, to the greatest extent possible, be funded by their own cash flows and third-party funding. Pursuant to the Governance Agreement, to the extent a Strategic Partnership Entity requires additional capital to meet a funding shortfall for certain approved activities, if approved as a Reserved Matter, the Acquisition Partnership may make equity funding requests to Cameco and Brookfield Renewable, on a pro rata basis on the basis of their respective equity interests in the Acquisition Entities. Failure by Cameco to meet such an equity funding request would not constitute a default under the Governance Agreement, but in the event that Brookfield Renewable elects to participate in the equity financing and Cameco does not, Cameco’s interest in the Acquisition Entities may be diluted. There can be no assurance that Cameco or Brookfield Renewable will have the necessary capital resources to meet an equity funding request if and when made by the Acquisition Partnership. In the event that the Acquisition Partnership cannot raise the necessary funds from Cameco or Brookfield Renewable or otherwise obtain adequate required capital on favorable terms or at all, it may be required to scale back or entirely halt any operating or expansion plans and its business, financial condition and results of operations could be adversely affected.

Further, disputes may arise between Cameco and Brookfield Renewable that may adversely affect the success of the Strategic Partnership Entities and have a material adverse effect on Cameco’s business, results of operations and financial performance. Failure by Cameco to otherwise comply with its obligations under the Governance Agreement may result in Cameco being in default under the Governance Agreement and could result in Cameco losing some or all of its interest in the Acquisition Partnership.

Risks and Other Considerations Related to Our Business and this Offering

Actual operating results may differ significantly from our projections.

From time to time, we release guidance or disclose projections (including estimates) regarding our future performance, including information set forth in or incorporated by reference into this Prospectus. This data, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, a number of assumptions including the factors described under “Note Regarding Forward-Looking Information and Statements” in this Prospectus and similar and other disclosures in our current and periodic reports filed in Canada and with the SEC. Although projections and guidance may be presented with numerical specificity, they are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Any outcomes we present as ranges are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the estimated ranges.

Projections and guidance are necessarily speculative in nature, and it can be expected that some or all of the underlying assumptions will not materialize or will vary significantly from actual results. Accordingly, our projections and guidance are only estimates of what management believes was realizable as of the date the statements were made. Any failure to successfully implement our operating strategy or the occurrence of any of the risks or uncertainties set forth in this Prospectus could result in actual results being different than the projections or guidance, and such differences may be adverse and material.

This Offering is not contingent upon the Acquisition Closing. If the Acquisition is not completed, our management will have broad discretion over the application of the net proceeds we receive in this Offering.

This Offering is not contingent on the Acquisition Closing. If the Acquisition is not completed, our management will have broad discretion in the application of the net proceeds of this Offering, including for general corporate purposes as described under “Use of Proceeds”. In such case, our management could spend the proceeds in ways that do not necessarily improve our financial condition or operating results or enhance the value of our Common Shares and your investment therein. Additionally, until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. See “Use of Proceeds” for additional information.

The market price of the Common Shares has been and may continue to be volatile and an investment in Offered Shares may suffer a decline in value.

The market price of the Common Shares has been and may continue to be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of publicly traded companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Dividends on the Common Shares are not guaranteed, and, consequently, purchasers in the Offering may never receive a return on their investment.

It is the expectation of Cameco’s board of directors (the “Board”) to continue to declare annual cash dividends following the Closing Date. However, the amount and timing of the payment of any future dividends are not guaranteed and are subject to the discretion of the Board. Any future determination to pay dividends on our securities will be at the discretion of the Board and will be based at such time on our cash flow, financial position, results of operations, strategy and other relevant factors including alignment with the cyclical nature of our earnings and will depend on, among other things, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. If dividends are not declared and paid following the payment of the abovementioned dividends, our shareholders will not be able to receive regular returns on their Common Shares unless they sell such Common Shares for a price greater than their acquisition price, and such appreciation may never occur.

There are limits on the holdings of Common Shares by residents and non-residents of Canada.

No resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders, will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting. In certain prior years, as well as in 2022, we have limited the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which resulted in non-residents of Canada receiving less than one vote per share.

Our Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.

As a “foreign private issuer”, we are exempt from a number of rules under US securities laws, as well as NYSE rules, and we are permitted to file less information with the SEC than US companies. This may limit the information available to holders of our Common Shares and may make our Common Shares less attractive to investors.

As a “foreign private issuer”, as such term is defined in Rule 405 under the US Securities Act, we are permitted, under the MJDS, to prepare our disclosure documents filed under the US Exchange Act in accordance with Canadian disclosure requirements. Under the US Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of US domestic reporting companies. As a result, we do not file the same reports that a US domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for US domestic issuers, except to the extent that such laws would be contrary to US securities laws and provided that we disclose the significant differences between the Company’s corporate governance practices and the applicable corporate governance standards applicable to US domestic issuers.

Further, as a foreign private issuer, the Company is exempt from a number of requirements under US securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the US Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Exchange Act.

The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to US securities law requirements, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should also not expect to receive the same information at the same time as such information is provided by US domestic companies. For example, we are not required under the US Exchange Act to file quarterly reports with the SEC as promptly as US domestic companies whose securities are registered under the US Exchange Act would do.

As the Company is a Canadian corporation and most of its directors and officers reside in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is governed by the Canada Business Corporations Act with its principal place of business in Canada. Most of the Company’s directors and officers are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the US federal securities laws. A judgment of a US court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. However, investors should not assume that Canadian courts: (i) would enforce judgments of US courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the US federal securities laws or any such state securities or “blue sky” laws. Similarly, some of the Company’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

If we are a “passive foreign investment company” for US federal income tax purposes, there could be adverse US federal income tax consequences to US investors.

We believe we were not classified as a passive foreign investment company (a “PFIC”) for the taxable year ending December 31, 2021, and we do not expect to be treated as a PFIC in the current taxable year or future taxable years. The determination of our PFIC status is made annually based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for US federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a US Holder (as defined in “Certain US Federal Income Tax Considerations”) holds Common Shares, certain adverse United States federal income tax consequences could apply to such US Holder. See “Certain US Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

Sales of a substantial amount of our Common Shares in the public market, particularly sales by our directors and executive officers, or the perception that these sales could occur, could cause the market price of our Common Shares to decline and may make it more difficult for you to sell your Common Shares at a time and price that you deem appropriate.

The Company has agreed to cause each director and executive officer to enter into Lock-Up Agreements (as defined herein) with the Underwriters under which they will agree, subject to specific exceptions described in the section titled “Plan of Distribution”, not to, during the Restricted Period (as defined herein), sell, directly or indirectly, any Common Shares without the permission of the Joint Bookrunners. When the Restricted Period expires, our directors and executive officers will be able to sell our shares in the public market. In addition, the Joint Bookrunners may, in their sole discretion, release all or some portion of the shares subject to Lock-Up Agreements at any time and for any reason. Sales of a substantial number of such shares upon expiration of the lock-up, the perception that such sales may occur, or early release of these agreements, could cause the market price of our Common Shares to fall or make it more difficult for you to sell your Common Shares at a time and price that you deem appropriate.

CONSOLIDATED CAPITALIZATION

Other than as disclosed below and under the heading “Prior Sales”, there have been no material changes to the share and loan capital of Cameco since June 30, 2022, being the date of the Unaudited Financial Statements.

The following table sets forth our consolidated capitalization as at June 30, 2022, the date of the Unaudited Financial Statements: (i) on an actual basis and (ii) on a pro forma basis to give effect to the financing of the Acquisition (see “Financing the Acquisition”). This table is presented and should be read in conjunction with our Unaudited Financial Statements and the Q2 MD&A, which are incorporated by reference in this Prospectus Supplement.

	Actual as at June 30, 2022	As at June 30, 2022, after giving effect to the financing of the Acquisition
	(in thousands)	(in thousands)
Cash and cash equivalents	$1,064,408	$	●

Current liabilities(1)	$366,056		$366,056
Long-term debt(2)(3)	$996,625	$	●
Other liabilities	$219,673		$219,673
Provisions	$864,832		$864,832
Total debt	$2,447,186	$	●
Shareholders’ equity
Share capital(4)	$1,914,919	$	●

Contributed surplus	$223,051		$223,051
Retained earnings	$2,763,982		$2,728,982
Other components of equity	$38,570		$38,570
Non-controlling interest	$21		$21

Total shareholders’ equity	$4,940,543	$	●

Total capitalization	$7,387,729	$	●

(1)	Current liabilities are comprised of accounts payable and accrued liabilities, current tax liabilities, current portion of other liabilities and current portion of provisions.
(2)	Long-term debt is comprised of Long-term debt as at June 30, 2022 being unsecured debentures as follows:

•	$100 million in aggregate principal amount of Series F – 5.09% debentures due November 14, 2042

•	$500 million in aggregate principal amount of Series G – 4.19% debentures due June 24, 2024

•	$400 million in aggregate principal amount of Series H – 2.95% debentures due October 21, 2027

(3)	Acquisition debt financing is assumed to be made up of US$● under the Bridge Facility and US$600,000,000 under the Term Loan Facility.

(4)

An unlimited number of Common Shares, First Preferred Shares (as defined herein) and Second Preferred Shares (as defined herein) and one Class B Share (as defined herein) are authorized. At June 30, 2022, there were 398,436,837 Common Shares and one Class B Share outstanding. This does not include 3,077,954 Common Shares issuable pursuant to stock options (“Stock Options”) outstanding under the Company’s stock option plan (the “Stock Option Plan”).

USE OF PROCEEDS

The net proceeds of the Offering (excluding any exercise of the Over-Allotment Option), after payment of the Underwriters’ Fee of approximately US$● and expenses of the Offering estimated to be approximately US$●, will be approximately US$●. If the Over-Allotment Option is exercised in full, net proceeds of the Offering, after payment of the Underwriters’ Fee of approximately US$● and expenses of the Offering estimated to be US$●, will be approximately US$●.

The aggregate net proceeds of the Offering assuming that the Over-Allotment Option is not exercised, will amount to approximately US$●, after deducting the Underwriters’ Fee of approximately US$● and expenses of the Offering estimated to be approximately US$●. If the Over-Allotment Option is exercised in full, then the aggregate net proceeds of the Offering will amount to approximately US$●, after deducting the Underwriters’ Fee of approximately US$● and expenses of the Offering estimated to be approximately US$●.

The net proceeds of the Offering will be used by Cameco to finance a portion of the Purchase Price and the expenses related to the Acquisition. See “Financing the Acquisition”. While we intend to use the net proceeds from the Offering to fund a portion of the Purchase Price and related costs of the Acquisition, the completion of the Offering is not conditional on the Acquisition Closing, and if the Acquisition were not to close for any reason, the proceeds of the Offering will not be returned to investors but rather will be used for the Company’s general corporate purposes, which may include funding future potential acquisition and growth opportunities. As a result of the fact that we operate in a dynamic and rapidly-evolving market, we do not believe we can provide the approximate amounts of the proceeds that would be allocated to each of these other purposes with certainty. As such, we have not specifically allocated the net proceeds amongst these alternate purposes as at the date of this Prospectus Supplement, and our management will have broad discretion in the application of the net proceeds of this Offering if the Acquisition does not close. Pending application of the net proceeds of this Offering as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

Cameco currently has available liquidity and banking affiliates of CIBC World Markets Inc. and Goldman Sachs & Co. LLC have provided commitments for debt financing facilities for the purposes of funding the Purchase Price. However, Cameco will pursue a permanent financing with a mix of capital sources, including cash, debt and equity (including this Offering), designed to preserve Cameco’s balance sheet and ratings strength, while maintaining healthy liquidity. See “Financing the Acquisition”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than ●, 2022, the number of Offered Shares set out opposite their respective names below, representing an aggregate of ● Offered Shares, at a price of US$● per Offered Share, for an aggregate consideration of US$●, payable in cash against delivery of the Offered Shares.

The Offering Price was determined by agreement between the Company and the Joint Bookrunners, on behalf of the Underwriters, with reference to the prevailing market price for the Common Shares.

Number of Offered Shares
CIBC World Markets Inc.	●

Goldman Sachs & Co. LLC	●

●	●

Total	●

The Offered Shares are being offered in the United States by CIBC World Markets Corp., Goldman Sachs & Co. LLC, ●, ● and ●, and in Canada by CIBC World Markets Inc., Goldman Sachs Canada Inc., ●, ● and ● pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Base Prospectus and this Prospectus Supplement and in the United States under the terms of the US Registration Statement, of which the Base Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Offered Shares outside of Canada and the United States.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to ● Additional Shares, representing up to 15% of the number of Offered Shares sold under the Offering, at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. This Prospectus Supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the issuance of the Additional Shares pursuant to the exercise of the Over-Allotment Option.

A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under the Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint or joint and several, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “disaster out”, “regulatory out” and “material adverse change out” rights of termination.

The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Additional Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Company has agreed in the Underwriting Agreement to reimburse the Underwriters for Financial Industry Regulatory Authority, Inc. and other expenses in an amount not to exceed US$10,000.

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their respective affiliates against certain liabilities, including liabilities under Canadian and US securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that, for a period of 90 days from the Closing Date, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, it shall not issue, agree or publicly disclose the intention to issue, create, allot, authorize, offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any equity securities of the Company, any rights to purchase any equity securities of the Company, or other securities convertible into or exercisable or exchangeable for any equity securities of the Company, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Company, other than pursuant to certain exceptions.

The Company has agreed to cause each director and executive officer of the Company (the “Lock-Up Parties” and each, a “Lock-Up Party”) to enter into lock-up agreements (the “Lock-Up Agreements”) in favour of the Underwriters evidencing their agreement not to, for a period of 45 days following the Closing Date (the “Restricted Period”), directly or indirectly:

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”); or

•

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the Lock-Up Party or someone other than the Lock-Up Party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) is to be settled by delivery of subject shares or such other securities, in cash or otherwise.

In addition, each Lock-Up Party has agreed that, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, such Lock-Up Party will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration for resale of any Common Shares or Derivative Instruments or agree to or publicly announce any intention to do any of the foregoing things.

In respect of the Lock-Up Parties, the restrictions described in the immediately preceding paragraphs do not apply to:

•

bona fide gifts or other transfers by will, other testamentary document or intestate succession to the immediate family of the Lock-Up Party, provided the recipient thereof agrees in writing for the benefit of the Underwriters to be bound by the terms of the Lock-Up Agreement for the remainder of the Restricted Period;

•	transfers pursuant to a qualified domestic relations order or in connection with a divorce settlement;

•

dispositions to any trust solely for the direct or indirect benefit of the Lock-Up Party and/or the immediate family of the Lock-Up Party or to any beneficiary thereof, provided that such trust or beneficiary agrees in writing for the benefit of the Underwriters to be bound by the terms of the Lock-Up Agreement for the remainder of the Restricted Period;

•

the “net” exercise of awards with the Company pursuant to any employee, executive or director incentive compensation arrangement of the Company and otherwise in accordance with the terms and conditions of the benefit plans described in the Base Prospectus and this Prospectus Supplement, provided that no public sale of any Common Shares underlying such awards occurs during the Restricted Period; or

•

transfers pursuant to a bona fide third-party take-over bid made to all shareholders of the Company, a plan of arrangement or amalgamation involving a change of control of the Company, or similar acquisition or business combination transaction; provided, that in the event that such take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Common Shares, as applicable, held by the Lock-Up Party shall remain subject to the restrictions contained in the Lock-Up Agreement.

This Prospectus Supplement and Base Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their affiliates participating in the Offering. Other than the Base Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the Base Prospectus, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE or otherwise. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing Common Shares in the open market. In determining the source of Common Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of Common Shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell Common Shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about October ●, 2022, which will be the third business day following the pricing of the Offering. Under Rule 15c6-1 under the US Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Sales of Offered Shares will be settled under the book-based system through the facilities of CDS, or by such other means as the Company and the Underwriters may agree. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to CDS or its nominee and deposited with CDS on the Closing Date, or as may otherwise be agreed to among the Company and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased.

Relationship Between the Company and the Underwriters

Certain of the Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to the Company and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

CIBC World Markets Inc., CIBC World Markets Corp., Goldman Sachs & Co. LLC, Goldman Sachs Canada Inc., ●, ● and ● are affiliates of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities or commitments for credit facilities available to the Company, including the Debt Commitment Letter that may be used to finance the Acquisition. As at the date hereof, Cameco is in compliance with all material terms of its credit facilities. Since the execution of the agreement relating to its credit facilities, the lenders have not waived a breach, on the part of Cameco or any of its subsidiaries, of the credit facilities. The financial position of Cameco has not changed in any material manner since the credit facilities have been entered into, except as disclosed herein. Furthermore, CIBC World Markets Inc. and Goldman Sachs & Co. LLC are acting as financial advisors to the Company in connection with the Acquisition. Accordingly, under applicable securities laws, Cameco may be considered a “connected issuer” of such Underwriters. The decision to sell the Offered Shares and the determination of the terms of the Offering were made through negotiation among the Company and the Underwriters. The banks or financial institutions of which CIBC World Markets Inc., CIBC World Markets Corp., Goldman Sachs & Co. LLC, Goldman Sachs Canada Inc., ●,● and ●, respectively, are an affiliate did not have any involvement in such decision or determination although such Canadian chartered banks may be advised of the Offering and the terms hereof. As a consequence of the Offering, such Underwriters will receive their proportionate share of the Underwriters’ Fee. On the Acquisition Closing, it is expected that the Company will draw the Term Loan Facility and the Bridge Facility in an amount equal to the commitments that remain thereunder on such date (i.e., with respect to the Bridge Facility, any commitments that have not been terminated as a result of sufficient permanent or alternative financing as described in “Financing the Acquisition — Commitment for New Credit Facilities” above).

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “Member State”), no Common Shares have been offered or will be offered pursuant to the offer described herein to the public in that Member State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the relevant competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the Common Shares described in this Prospectus Supplement may be offered to the public in that Member State any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Common Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The Company has not authorized and does not authorize the making of any offer of Common Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, “FSMA”)) in connection with the issue or sale of any Common Shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

Each purchaser of Common Shares must comply with all applicable provisions of the FSMA and the Financial Services Act 2012 with respect to anything done by it in relation to any Common Shares in, from or otherwise involving the United Kingdom.

This Prospectus Supplement and the accompanying Base Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors as defined in Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any Common Shares may otherwise lawfully be communicated or caused to be communicated (each such person being referred to as a “relevant person”)). This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

No Common Shares have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the Common Shares which has been approved by the UK Financial Conduct Authority, except that the Common Shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of Common Shares shall require us or any Underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For purposes of this provision, the expression an “offer of Common Shares to the public” in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Common Shares. The Common Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Common Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This Prospectus Supplement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Hong Kong

The Common Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous

Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the Common Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Common Shares. Accordingly, the Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan. For Qualified Institutional Investors (“QII”) please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “QII only private placement” or a “QII only secondary distribution”(each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only to QIIs. For non-QII investors please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution”(each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only en bloc without subdivision to a single investor.

Singapore

This Prospectus Supplement and the accompanying Base Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this Prospectus Supplement and the accompanying Base Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA

The Company has determined that the Common Shares are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Common Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No “prospectus” or other “disclosure document”, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Common Shares has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Common Shares for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Base Prospectus or any other offering material or advertisement relating to the Common Shares in Australia, unless: (i) the aggregate consideration payable for such Common Shares on acceptance of the offer is at least A$500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.

DESCRIPTION OF SECURITIES

Our authorized share capital consists of an unlimited number of first preferred shares of the Company (“First Preferred Shares”) without nominal or par value, issuable in series (none of which are outstanding as of the date of this Prospectus Supplement); an unlimited number of second preferred shares of the Company (“Second Preferred Shares”) without nominal or par value, issuable in series (none of which are outstanding as of the date of this Prospectus Supplement); an unlimited number of Common Shares without nominal or par value, of which, at September 30, 2022, 398,442,337 Common Shares were outstanding as fully paid and non-assessable shares; and one Class B share of the Company (the “Class B Share”) which is outstanding as a fully paid and non-assessable share. In addition, as of September 30, 2022, there were Stock Options outstanding to acquire 3,072,454 Common Shares pursuant to our Stock Option Plan. Our Articles contain provisions imposing restraints on the issue, transfer and ownership of our voting securities. See “Description of Share Capital” in the Base Prospectus for a detailed description of the attributes of Common Shares and the provisions imposing restraints on the issue, transfer and ownership of our voting securities.

PRIOR SALES

The following tables summarize our issuances of Common Shares, and securities convertible into or exchangeable for Common Shares, within the 12 months prior to the date of this Prospectus Supplement.

Common Shares

Date	Type of Issuance	Number of Securities Issued	Issuance, Exercise or Conversion Price per Security ($)
November 4, 2021	Exercise of stock options	1,500	$26.81
November 5, 2021	Exercise of stock options	3,000	$26.81
November 5, 2021	Exercise of stock options	975	$26.81
November 5, 2021	Exercise of stock options	1,300	$26.81
November 5, 2021	Exercise of stock options	1,300	$26.81
November 5, 2021	Exercise of stock options	1,300	$26.81
November 5, 2021	Exercise of stock options	10,000	$16.38
November 10, 2021	Exercise of stock options	10,531	$26.81
November 10, 2021	Exercise of stock options	11,429	$26.81
November 10, 2021	Exercise of stock options	975	$26.81
November 10, 2021	Exercise of stock options	8,200	$16.38
November 15, 2021	Exercise of stock options	1,765	$26.81
November 15, 2021	Exercise of stock options	975	$26.81
November 15, 2021	Exercise of stock options	17,250	$26.81
November 15, 2021	Exercise of stock options	2,000	$26.81
November 15, 2021	Exercise of stock options	1,000	$14.70
November 16, 2021	Exercise of stock options	13,017	$26.81
November 25, 2021	Exercise of stock options	3,820	$16.38
November 30, 2021	Exercise of stock options	2,000	$26.81
December 14, 2021	Exercise of stock options	1,500	$15.27
December 17, 2021	Exercise of stock options	1,000	$15.27
December 23, 2021	Exercise of stock options	1,000	$14.70
December 29, 2021	Exercise of stock options	1,000	$14.70
January 6, 2022	Exercise of stock options	3,000	$26.81
January 6, 2022	Exercise of stock options	155,200	$26.81
January 6, 2022	Exercise of stock options	2,000	$14.70

Date	Type of Issuance	Number of Securities Issued	Issuance, Exercise or Conversion Price per Security ($)
January 7, 2022	Exercise of stock options	51,700	$26.81
January 7, 2022	Exercise of stock options	1,500	$26.81
January 7, 2022	Exercise of stock options	3,000	$26.81
January 7, 2022	Exercise of stock options	1,000	$26.81
January 7, 2022	Exercise of stock options	11,095	$26.81
January 7, 2022	Exercise of stock options	1,500	$14.70
February 15, 2022	Exercise of stock options	2,100	$26.81
February 17, 2022	Exercise of stock options	500	$14.70
February 28, 2022	Exercise of stock options	3,000	$26.81
February 28, 2022	Exercise of stock options	17,250	$26.81
February 28, 2022	Exercise of stock options	2,100	$26.81
February 28, 2022	Exercise of stock options	2,000	$26.81
February 28, 2022	Exercise of stock options	1,300	$26.81
March 1, 2022	Exercise of stock options	1,500	$26.81
March 2, 2022	Exercise of stock options	2,100	$26.81
March 2, 2022	Exercise of stock options	975	$26.81
March 2, 2022	Exercise of stock options	2,100	$26.81
March 2, 2022	Exercise of stock options	2,700	$26.81
March 2, 2022	Exercise of stock options	10,562	$26.81
March 2, 2022	Exercise of stock options	1,500	$26.81
March 2, 2022	Exercise of stock options	2,100	$26.81
March 3, 2022	Exercise of stock options	2,100	$26.81
March 3, 2022	Exercise of stock options	975	$26.81
March 3, 2022	Exercise of stock options	2,100	$26.81
March 3, 2022	Exercise of stock options	975	$26.81
March 4, 2022	Exercise of stock options	3,000	$26.81
March 4, 2022	Exercise of stock options	9,323	$26.81
March 4, 2022	Exercise of stock options	975	$26.81
March 4, 2022	Exercise of stock options	1,300	$26.81
March 4, 2022	Exercise of stock options	585	$26.81
March 9, 2022	Exercise of stock options	12,000	$16.38
March 15, 2022	Exercise of stock options	12,220	$16.38
March 15, 2022	Exercise of stock options	3,780	$14.70
March 15, 2022	Exercise of stock options	9,670	$15.27
March 23, 2022	Exercise of stock options	1,000	$14.70
March 23, 2022	Exercise of stock options	1,000	$11.32
March 23, 2022	Exercise of stock options	1,000	$15.27
May 17, 2022	Exercise of stock options	9,947	$11.32
May 17, 2022	Exercise of stock options	19,340	$15.27
June 10, 2022	Exercise of stock options	2,000	$15.27
June 14, 2022	Exercise of stock options	2,500	$15.27
August 12, 2022	Exercise of stock options	1,000	$14.70
August 12, 2022	Exercise of stock options	1,000	$11.32
August 12, 2022	Exercise of stock options	1,000	$15.27
August 26, 2022	Exercise of stock options	1,000	$15.27
September 16, 2022	Exercise of stock options	1,500	$14.70

MARKET FOR SECURITIES

Our outstanding Common Shares are listed for trading on the TSX under the symbol “CCO” and on the NYSE under the symbol “CCJ”.

The total monthly volume of trading and the monthly intra-day price ranges of our Common Shares on the TSX and the NYSE, respectively, for the period from October 1, 2021 to October 10, 2022 are set forth in the following tables:

Toronto Stock Exchange	High ($)	Low ($)	Monthly Volume
October 1 – 7, 2022	38.76	36.42	6,326,962
September 2022	40.81	33.53	34,560,419
August 2022	39.25	28.60	28,378,477
July 2022	33.15	26.62	24,109,445
June 2022	35.41	26.32	33,183,435
May 2022	35.20	26.15	45,800,217
April 2022	41.05	32.42	33,678,991
March 2022	37.98	28.45	51,576,915
February 2022	31.33	24.19	37,530,335
January 2022	33.73	23.03	35,990,940
December 2021	30.41	25.95	29,648,660
November 2021	35.47	29.23	35,529,228
October 2021	33.92	26.50	30,950,373

New York Stock Exchange	High (US$)	Low(US$)	Monthly Volume
October 1 – 10, 2022	28.43	25.37	28,476,099
September 2022	31.29	24.66	137,685,776
August 2022	29.95	21.97	140,311,035
July 2022	25.88	20.35	103,097,730
June 2022	28.28	20.34	145,435,360
May 2022	27.61	20.02	160,677,573
April 2022	32.49	25.21	161,441,069
March 2022	30.49	22.29	250,524,042
February 2022	24.73	19.04	124,883,711
January 2022	26.54	18.03	143,085,679
December 2021	23.86	20.02	97,408,066
November 2021	28.49	22.80	117,957,948
October 2021	27.42	20.96	160,804,806

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires Common Shares as beneficial owner pursuant to this Offering who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and each of the Underwriters, is not affiliated with the Company or any of the Underwriters, and will acquire and hold such Common Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that is a corporation resident in Canada that is or becomes, or does not deal at arm’s length for the purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length, for the purposes of section 212.3 of the Tax Act; (e) a Holder that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (f) a Holder that is exempt from tax under the Tax Act; (g) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Common Shares as those terms are defined in the Tax Act; or (h) a Holder that receives dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, any specific proposals to amend the Tax Act (the “Tax Proposals”) that have been published in writing by or on behalf the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or change in administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day or such other exchange rate that is acceptable to the CRA.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Common Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of taxable dividends designated by the Company as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and will generally be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than on a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of such share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and in the circumstances set out in the Tax Act.

A capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such share (or on a share for which such share was substituted) to the extent and in the circumstances set out in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains. Pursuant to certain Tax Proposals, such refundable tax may generally also apply to a Resident Holder that is a “substantive CCPC” (for purposes of the Tax Act and as defined in the Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022).

Minimum Tax

Capital gains realized and dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. The 2022 Federal Budget (Canada) announced an intention to revise the minimum tax rules but no draft legislation has been released to date. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business carried on in Canada (each, a “Non-Resident Holder”). Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

The following portion of this summary assumes that the Common Shares will not be “taxable Canadian property” (as defined in the Tax Act) to any particular Non-Resident Holder at any time. Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the shares are listed at that time on a designated stock exchange for purposes of the Tax Act (which includes the TSX and NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties”, (c) “timber resource properties”, and (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, each term as defined in the Tax Act. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. For example, under the Canada-United States Income Tax

Convention (1980) (the “Treaty”), the withholding tax rate on dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder who is the beneficial owner of the dividends and who is resident in the United States for purposes of, and is fully entitled to the benefits of, the Treaty, is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Common Shares, unless the Common Shares constitute taxable Canadian property of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes material United States federal income tax considerations relating to the acquisition, ownership, and disposition of Common Shares by a US Holder (as defined herein) that acquires the Common Shares and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. This discussion does not address the tax consequences to a US Holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “US Holder” is a beneficial owner of Common Shares that, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States,

•	a domestic corporation (or other entity taxable as a corporation);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

This discussion does not address all aspects of United States federal income taxation that may be applicable to US Holders in light of their particular circumstances or status (including, for example, banks and other financial institutions, insurance companies, broker and dealers in securities or currencies, traders in securities that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities and arrangements, corporations that accumulate earnings to avoid US federal income tax, tax-exempt organizations, pension plans, persons that own 10 percent of more of our stock by vote or by value, persons that hold Common Shares as part of a straddle, hedge, conversion or other integrated investment, and persons subject to alternative minimum tax or whose “functional currency” is not the US dollar).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

This discussion addresses only US Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state, and local, and foreign tax consequences of the purchase, ownership, and disposition of Common Shares.

Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a US Holder and subject to United States federal income taxation. Dividends paid to a non-corporate US Holder that constitute qualified dividend income will be taxable at a preferential tax rate applicable to long-term capital gains of provided that the US Holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. If we are treated as a PFIC, dividends paid to a US Holder will not be treated as qualified dividend income. If we are not treated as a PFIC, dividends we pay with respect to the Common Shares generally will be qualified dividend income, provided that the holding period requirements are satisfied by the US Holder.

A US Holder must include any Canadian tax withheld from the dividend payment in the gross amount of the dividend even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder receives the dividend, actually or constructively. Because we are not a United States corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a US Holder’s income will be the US dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Canadian tax withheld in accordance with the Treaty and paid over to Canada will be creditable, if the US Holder satisfies certain minimum holding period requirements, or deductible against a US Holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a US Holder under Canadian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US Holder’s United States federal income tax liability. Dividends that we distribute generally should constitute “passive category income”, or, in the case of certain US Holders, “general category income” for foreign tax credit limitation purposes. The rules relating to the determination of the foreign tax credit limitation are complex, and US Holders should consult their tax advisor to determine whether and to what extent they will be entitled to a credit for Canadian withholding taxes imposed in respect of any dividend we distribute.

To the extent a distribution with respect to Common Shares exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the US Holder’s investment, up to the holder’s adjusted tax basis in its Common Shares, and, thereafter, as capital gain, which is subject to the tax treatment described below under “Gain on Sale, Exchange or Other Taxable Disposition.”

Gain On Sale, Exchange or Other Taxable Disposition

Subject to the PFIC rules described below under “Passive Foreign Investment Company Considerations”, a US Holder that sells, exchanges or otherwise disposes of Common Shares in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the holder’s tax basis, determined in US dollars, in the Common

Shares. Gain or loss recognized on such a sale, exchange or other disposition of Common Shares generally will be long-term capital gain if the US Holder’s holding period in the Common Shares exceeds one year. Long-term capital gains of non-corporate US Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A US Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

We do not believe that we should be treated as, and do not expect to become, a PFIC. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.

If we were classified as a PFIC in any taxable year, a US Holder would be subject to special rules with respect to distributions on, and sales, exchanges and other dispositions of, the Common Shares. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess Distribution Rules

If we were a PFIC with respect to a US Holder, then unless the holder makes one of the elections described below, a special tax regime would apply to the US Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the Common Shares) and (b) any gain realized on the sale or other disposition of the Common Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the US Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the US Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we were determined to be a PFIC, this tax treatment for US Holders would apply also to indirect distributions and gains deemed realized by US Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends”.

A US Holder that holds the Common Shares at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such Common Shares as Common Shares in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the US Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such Common Shares had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a US Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the Common Shares, as described below.

QEF Election

If we were a PFIC, the rules above would not apply to a US Holder that makes an election to treat Common Shares as stock of a “qualified electing fund” or QEF. A US Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A US Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a US Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We do not intend to provide to US Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

Mark-to-Market Election

If we were a PFIC, the rules above also would not apply to a US Holder that makes a “mark-to-market” election with respect to the Common Shares, but this election will be available with respect to the Common Shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. In addition, a mark-to-market election generally could not be made with respect to the stock of any of our subsidiaries unless that stock were itself marketable stock, and the election may therefore be of limited benefit to a US Holder that wants to avoid the excess distribution rules described above. Shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-US exchange or market that meets certain requirements under the Treasury regulations. Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A US Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) Common Shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such Common Shares the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such Common Shares. The US Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the Common Shares over the fair market value of such Common Shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such Common Shares included by the US Holder under the election for prior taxable years. The US Holder’s basis in such Common Shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such Common Shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of Common Shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the Common Shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a US Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the US Holder owns the Common Shares but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

PFIC Reporting Obligations

A US Holder of PFIC Common Shares must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund)

containing such information as the US Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to US federal income tax.

US Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the Common Shares.

Medicare Tax

Non-corporate US Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. A United States person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this Medicare tax to its income and gains in respect of any investment in Common Shares.

Information Reporting with Respect to Foreign Financial Assets

Individual US Holders may be subject to certain reporting obligations on IRS Form 8938 (Statement of Specified Foreign Financial Asset) with respect to the Common Shares for any taxable year during which the US Holder’s aggregate value of these and certain other “specified foreign financial assets” exceed a threshold amount that varies with the filing status of the individual. This reporting obligation also applies to domestic entities formed or availed of to hold, directly or indirectly, specified foreign financial assets, including the Common Shares. Significant penalties can apply if US Holders are required to make this disclosure and fail to do so.

US Holders who acquire Common Shares for cash may be required to file IRS Form 926 (Return by a US Transferor of Property to a Foreign Corporation) with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, the US Holder owns directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for Common Shares, when aggregated with all related transfers under applicable regulations, exceeds US$100,000. Substantial penalties may be imposed on a US Holder that fails to comply with this reporting requirement.

Information Reporting and Backup Withholding

In general, information reporting, on IRS Form 1099, will apply to dividends in respect of Common Shares and the proceeds from the sale, exchange or redemption of Common Shares that are paid to a holder of Common Shares within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a holder of Common Shares fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. A US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the US Holder’s income tax liability by filing a refund claim with the IRS.

LEGAL MATTERS

Certain legal matters relating to the Offering under Canadian law will be passed upon on behalf of the Company by McCarthy Tétrault LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. Certain legal matters relating to the Offering under US law will be passed upon on behalf of the Company by Covington & Burling LLP and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, in each case, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

INTERESTS OF EXPERTS

The scientific and technical information relating to McArthur River/Key Lake described in this Prospectus Supplement has been approved by Gregory M. Murdock, P. Eng., and such information relating to Cigar Lake described in this Prospectus Supplement has been approved by Lloyd Rowson, P. Eng. The scientific and technical information relating to the Company’s material properties (McArthur River/Key Lake, Cigar Lake and Inkai) described in the Investor Presentation has been approved by Scott Bishop, P. Eng.

Each of Scott Bishop, P. Eng., Gregory M. Murdock, P. Eng., and Lloyd Rowson, P. Eng., is a “qualified person” as such term is defined in NI 43-101 and is an employee of the Company or of one of our associates or affiliates. None of such individuals received nor will receive a direct or indirect interest in our property or in the property of any of our associates or affiliates. As at the date hereof, each of such individuals beneficially owns, directly or indirectly, less than 1% of any outstanding class of our securities.

MATERIAL CONTRACTS

The material contracts and other instruments entered into by, to be entered into by, or to become binding upon, the Company or its subsidiary entities in connection with the Acquisition or the Offering are as follows:

•	the Acquisition Agreement referred to under “Acquisition Agreement”; and

•	the Underwriting Agreement referred to under “Plan of Distribution”.

Copies of the foregoing agreements once filed on our SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov may be inspected during regular business hours at the offices of the Company, at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200) until the expiry of the 30 day period following the date of this Prospectus Supplement, and are also available electronically under the profile of the Company at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Cameco are KPMG LLP, River Centre, 500, 475 – 2nd Avenue South, Saskatoon, Saskatchewan S7K 1P4. KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

The transfer agent and registrar for the Common Shares is TSX Trust Company in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States but it may be difficult for US investors to effect service within the United States upon the Company or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a US court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the US federal securities laws or any such state securities or “blue sky” laws. The Company’s Canadian counsel has advised the Company that a monetary judgment of a US court predicated solely upon the civil liability provisions of the US federal securities laws would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company filed with the SEC, concurrently with the US Registration Statement on Form F-10 of which this Prospectus Supplement forms a part, an Appointment of Agent for Service of Process on Form F-X. Under the Form F-X, the Company appointed Cristina Giffin, Power Resources, Inc., Smith Ranch-Highland Operation, 762 Ross Road, Douglas, Wyoming, USA, 82633 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a US court arising out of or relating to or concerning this Offering.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the US Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors or officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consents of technical experts; (v) the Trust Indenture, dated as of May 22, 2012, between Cameco and The Bank of New York Mellon, as trustee; and (vi) the statement of eligibility of The Bank of New York Mellon, as trustee, on Form T-1.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, based on the current provisions of the Tax Act in force as of the date hereof, provided that the Common Shares offered hereby are listed on a designated stock exchange (which currently includes the TSX and the NYSE) or the Company is a “public corporation” for the purposes of the Tax Act, the Common Shares, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, or a tax free savings account (“TFSA”).

Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, TFSA or RDSP, the annuitant under an RRSP or RRIF, a subscriber of an RESP, or the holder of a TFSA or an RDSP, as the case may be, may be subject to a penalty tax if such Common Shares are “prohibited investments” for the RRSP, RRIF, RESP, TFSA or RDSP within the meaning of the Tax Act. The Common

Shares will generally not be a “prohibited investment” provided that the annuitant under the RRSP or RRIF, or a subscriber of the RESP, or the holder of the TFSA or the RDSP, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, Common Shares will not be a prohibited investment if such Common Shares are “excluded property” as defined in the Tax Act for a trust governed by an RRSP, RRIF, RESP, TFSA or RDSP.

Based on Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022, the Common Shares would also be qualified investments for trusts governed by a first home savings account (“FHSA”) and holders of FHSAs would also be subject to the prohibited investment rules described above.

Prospective investors who intend to hold Common Shares in their RDSP, RESP, RRIF, RRSP, TFSA or FHSA are urged to consult their own tax advisors concerning whether the Common Shares would constitute prohibited investments, including whether the Common Shares would be excluded property, in their particular circumstances.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption from the prospectus delivery requirements is available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cameco Corporation at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 26, 2022

CAMECO CORPORATION

US$1,500,000,000

COMMON SHARES

FIRST PREFERRED SHARES

SECOND PREFERRED SHARES

DEBT SECURITIES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

Cameco Corporation (“Cameco”, “us”, “we” or the “Company”) may from time to time offer common shares of the Company (“Common Shares”), first preferred shares of the Company (“First Preferred Shares”), second preferred shares of the Company (“Second Preferred Shares”), debt securities (“Debt Securities”, which may include Debt Securities convertible into or exchangeable for Common Shares), warrants to purchase Common Shares, First Preferred Shares, Second Preferred Shares or Debt Securities (collectively, “Warrants”), subscription receipts to purchase any of the foregoing securities (“Subscription Receipts”) or units (“Units”) comprised of one or more of the other securities described in this short form prospectus (the “Prospectus”) (all of the foregoing collectively, the “Securities”) or any combination thereof for an aggregate offering price of up to US$1,500,000,000 (or its equivalent in one or more foreign currencies or currency units) during the 25-month period that this Prospectus, including any amendments hereto, remains effective (this “Offering”). Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States of America (the “U.S.”), to prepare this Prospectus in accordance with Canadian disclosure requirements.

Prospective investors should be aware that such requirements are different from those of the U.S. The financial statements included or incorporated by reference herein, if any, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the U.S. and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in any applicable Prospectus Supplement and consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the U.S., that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of a country other than the U.S., and that all or a substantial portion of the assets of the Company and said persons may be located outside the U.S.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash or other consideration, and any other terms specific to the Common Shares being offered; (ii) in the case of First Preferred Shares and Second Preferred Shares, the designation of the particular class and, if applicable, series, the number of First Preferred Shares or Second Preferred Shares offered, the offering price, whether the First Preferred Shares or Second Preferred Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction and any other terms specific to the First Preferred Shares or Second Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount or any limit on such amount, the currency or currency unit, the maturity, the offering price, whether the Debt Security will bear interest, the interest rate or method of determining the interest rate, the authorized denominations, any terms of redemption or retraction, whether the Debt Securities are being offered for cash, the covenants, the events of default, any conversion or exchange rights, the initial offering price (or the manner of determination thereof if offered on a non-fixed price basis), any terms for subordination of the Debt Securities to other indebtedness, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, First Preferred Shares, Second Preferred Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price and other exercise terms, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, First Preferred Shares, Second Preferred Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable securities legislation, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CCO” and on the New York Stock Exchange (the “NYSE”) under the symbol “CCJ”. On September 23, 2022, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $34.37 on the TSX and US$25.29 on the NYSE. Unless otherwise specified in the applicable Prospectus Supplement, the Securities (other than the Common Shares) will not be listed on any securities exchange and there is no market through which the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units, and the extent of issuer regulation.

An investment in the Securities involves risks. Prospective investors in the Securities should carefully read and consider the information contained in, or incorporated by reference in, this Prospectus and the applicable Prospectus Supplement, as such disclosure shall be updated from time to time in the Company’s continuous disclosure documents incorporated by reference herein. See “Risk Factors”.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell Securities to or through underwriters, dealers or remarketing firms purchasing as principals, directly to one or more purchasers or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, remarketing firm or agent, as the case may be, engaged in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Company, any fees, discounts or other compensation payable to underwriters, dealers, remarketing firms or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution”. The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions), at prices determined by reference to the prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), the underwriters, dealers or agents may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent, and no person or company acting jointly or in concert with such underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

Cameco’s head office and registered office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

Certain of our directors and one of the experts named in this Prospectus reside outside of Canada. See “Agent for Service of Process in Canada”.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to “Cameco”, the “Company”, “we”, “us” and “our” refer to Cameco Corporation and/or, as applicable, one or more or all of its subsidiaries. In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References in this Prospectus and in any Prospectus Supplement to “$” and “dollars” are to Canadian dollars and references to “US$” are to United States dollars, in each case unless otherwise stated.

Each time the Company sells Securities under this Prospectus, we will prepare a Prospectus Supplement containing the specific terms of the offering of such Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below and in any applicable Prospectus Supplement under “Documents Incorporated by Reference”.

We have not authorized anyone to provide you with different or additional information from that contained or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus or any applicable Prospectus Supplement is intended to be accurate as of the date hereof or thereof or the date of such documents incorporated by reference, as applicable, such information may be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus or any applicable Prospectus Supplement and by any subsequently filed amendments. Neither the delivery of this Prospectus or any Prospectus Supplement, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this Prospectus and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200); Attention: Corporate Secretary.

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance with the U.S. Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the MJDS adopted by the U.S. and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the U.S. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

You may read any document we file with the securities commissions and other authorities of the provinces and territories of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s website at www.sec.gov.

We are filing with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a Registration Statement on Form F-10 relating to the Securities being offered hereunder and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus (and any Prospectus Supplement), including the information incorporated by reference herein, and including certain information about Cameco’s business outlook, objectives, strategies, plans, strategic priorities and results of operations, as well as other statements which are not current statements or historical facts, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

In addition to this cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference in this Prospectus, prospective purchasers should refer to “Caution about forward-looking information” and “Caution about forward-looking information relating to our CRA tax dispute” in the AIF (as defined herein), “Caution about forward-looking information” in the Annual MD&A (as defined herein), the footnotes on pages 1, 60 and 78 of the Proxy Circular (as defined herein), “Caution about forward-looking information” in the Q2 MD&A (as defined herein) and “Caution Regarding Forward-Looking Information and Statements” in the Material Change Report (as defined herein), as well as to the forward-looking information and statements cautionary sections of any documents incorporated by reference in this Prospectus that are filed after the date hereof.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Cameco’s expectations expressed in or implied by such forward-looking statements and that Cameco’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Cameco cautions you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus, including the documents incorporated herein by reference, for the purpose of assisting investors and others in understanding Cameco’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Cameco’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus, including the documents incorporated herein by reference, are disclosed in the sections entitled “Risk Factors” herein, “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” on pages 2, 93 and 94 of the AIF, respectively, “Material risks” and “Material risks that could cause actual results to differ materially” on pages 3 and 38 of the Annual MD&A, respectively, and “Material risks” on page 3 of the Q2 MD&A, as such disclosure shall be updated from time to time in Cameco’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect Cameco. Additional risks and uncertainties not currently known to Cameco or that Cameco currently deems to be immaterial may also have a material adverse effect on Cameco’s financial position, financial performance, cash flows, business or reputation.

Forward-looking statements made in this Prospectus, including the documents incorporated herein by reference, are based on a number of assumptions that Cameco believed were reasonable at the time it made each forward-looking statement. Refer in particular, but without limitation, to the sections entitled “Material assumptions” and “Assumptions” on pages 3 and 93 of the AIF, respectively, “Material assumptions” and “Assumptions” on pages 4 and 38 of the Annual MD&A, respectively, and “Material assumptions” on page 4 of the Q2 MD&A for a discussion of certain assumptions that Cameco has made in preparing forward-looking statements included or incorporated by reference in this Prospectus. The foregoing assumptions, although considered reasonable by Cameco on the day it made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking information and statements are not guarantees of future performance. Cameco cannot assure investors that actual results will be consistent with the forward-looking information and statements. Accordingly, investors should not place undue reliance on forward-looking information and statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this Prospectus and any Prospectus Supplement, as well as any risk factors disclosed in the documents incorporated by reference.

The forward-looking information and statements included in this Prospectus (and any Prospectus Supplement) and the documents incorporated by reference represent our views as of the date of such documents and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Prospectus and the documents incorporated by reference about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting our security holders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

NOTICE TO U.S. INVESTORS REGARDING MINERAL RESERVES AND RESOURCES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus and any Prospectus Supplement have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the MJDS adopted by the U.S. and Canada, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as defined below) and instead prepares such disclosure in accordance with NI 43-101 and the CIM Definition Standards

The SEC has adopted mining disclosure rules under sub-part 1300 of Regulation S-K promulgated under the U.S. Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of

“Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cameco, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically under the profile of the Company at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

The following documents filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Annual Information Form of Cameco for the year ended December 31, 2021, dated March 22, 2022 (the “AIF”);

(b)

Audited consolidated financial statements of Cameco (the “Consolidated Financial Statements”) as at and for the years ended December 31, 2021 and 2020, and related notes thereto, together with the related management’s report on internal control over financial reporting, and the reports of the independent registered public accounting firm thereon;

(c)	Management’s discussion and analysis of Cameco in respect of the Consolidated Financial Statements (the “Annual MD&A”);

(d)

Unaudited interim consolidated financial statements of Cameco (the “Unaudited Financial Statements”) as at and for the three and sixth month periods ended June 30, 2022 and 2021, and related notes thereto;

(e)	Management’s discussion and analysis of Cameco in respect of the Unaudited Financial Statements (the “Q2 MD&A”);

(f)	Management Proxy Circular of Cameco dated April 6, 2022 prepared in connection with the Annual Meeting of Shareholders held on May 10, 2022 (the “Proxy Circular”); and

(g)

Material Change Report of Cameco dated February 17, 2022 relating to Cameco’s plan to transition from care and maintenance and ramp up production at the McArthur River/Key Lake uranium mine/mill in northern Saskatchewan, subject to certain conditions and its plan to reduce production at the Cigar Lake uranium mine in northern Saskatchewan in 2024, subject to certain conditions (the “Material Change Report”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act subsequent to the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus, or in any document incorporated or deemed to be incorporated by reference, shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form being filed by the Company with and, where required, accepted by the applicable Canadian securities regulatory authorities during the term of this Prospectus, and filed with the SEC, the previous annual information form, any material change reports filed by the Company prior to the commencement of the financial year of the Company in which the new annual information form is filed, any business acquisition reports filed by the Company for acquisitions completed prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed, and any management proxy circulars filed by the Company prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new audited annual financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities regulatory authorities, and with the SEC, during the term of this Prospectus, the previous annual financial statements and accompanying management’s discussion and analysis and the previous interim financial statements and accompanying management’s discussion and analysis most recently filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions, and with the SEC, during the term of this Prospectus, the previous interim financial statements and accompanying management’s discussion and analysis most recently filed prior to such new interim financial statements and accompanying management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of the Securities under this Prospectus. Upon a new management proxy circular in respect of an annual meeting of shareholders being filed by the Company with the applicable Canadian securities regulatory authorities, and filed with or furnished to the SEC, during the term of this Prospectus, the previously-filed management proxy circular in respect of an annual meeting of shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

THE COMPANY

We are one of the world’s largest uranium producers, and in 2021 accounted for approximately 9% of the world’s uranium production. We have controlling ownership of the world’s largest high-grade reserves, with ore grades up to 100 times the world average, and low-cost operations. Our operations and investments span the nuclear fuel cycle, from exploration to enrichment and fuel manufacturing. We have about 21% of world primary conversion capacity. Nuclear energy plants around the world use our uranium products to generate one of the cleanest sources of electricity available today. We are also an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services. We also have a 49% interest in Global Laser Enrichment LLC which is testing third-generation enrichment technology that, if successful, will use lasers to commercially enrich uranium.

Our articles of incorporation (“Articles”) contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Description of Share Capital – Restrictions on Ownership and Voting”.

Further particulars with respect to the Company’s business operations and ownership restrictions are contained under the headings “Our business”, “Operations and projects” and “Investor information – Share capital – Ownership and voting restrictions” in the AIF and in the other documents incorporated herein by reference.

The Company’s registered and principal office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our most recently filed Unaudited Interim Consolidated Financial Statements as at and for the three and six month periods ended June  30, 2022 and 2021.

USE OF PROCEEDS

Specific information about the use of net proceeds from an offering of Securities will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to an issuance of First Preferred Shares, Second Preferred Shares or Debt Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Common Shares without nominal or par value, of which, at September 23, 2022, 398,442,337 Common Shares were outstanding as fully paid and non-assessable shares; and one Class B Share (the “Class B Share”) which is outstanding as a fully paid and non-assessable share. In addition, as of September 23, 2022, there were stock options outstanding to acquire 3,072,454 Common Shares pursuant to our stock option plan. Our Articles contain provisions imposing restraints on the issue, transfer and ownership of our voting securities. See “Restrictions on Ownership and Voting” below. The following is a summary of the material provisions attaching to these classes of shares.

Common Shares

Subject to the limitations described below, the holders of our Common Shares are entitled to one vote per Common Share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by our board of directors. The Common Shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of our liquidation, dissolution or winding up or any other distribution of our assets among shareholders for the purpose of winding up our affairs. The holders of our Common Shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under “Restrictions on Ownership and Voting” below, non-residents of Canada who hold Common Shares have the same rights as shareholders as residents of Canada.

Class B Share

The holder of the Class B Share, the Province of Saskatchewan (the “Province”), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would affect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) our registered office and head office operations must be located in the Province, (B) all of our executive officers (vice-chair of the board, chief executive officer, chief operating officer, chief financial officer and president), except for the chair of our board, and substantially all of our senior officers (vice presidents) must be ordinarily resident in the Province, and (C) all annual meetings of our shareholders must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from us for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by us. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of our Common Shares with respect to the distribution of assets in the event of our liquidation, dissolution or winding up. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.

First Preferred Shares

The First Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the Common Shares and the Class B Share with respect to the payment of dividends and the distribution of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Second Preferred Shares

The Second Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the Common Shares and the Class B Share with respect to the payment of dividends and the distributions of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Restrictions on Ownership and Voting

Limits on the Holdings of Residents and Non-Residents of Canada

The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada), as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of voting securities. The constraints affect our Common Shares.

Specifically, no resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders will be counted or pro-rated as necessary so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting. In certain years, including in 2022, we have limited the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which resulted in non-residents of Canada receiving less than one vote per share.

Enforcement

In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities, requiring such shareholder to sell or dispose of shares and suspension of all remaining shareholders’ rights.

The provisions allow us to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf. We are precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.

If and when we have reason to believe, whether through shareholder declarations filed with us or our books and records or those of our registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, we have the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending of notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and we have been so advised.

Other Restrictions

The ENL Reorganization Act places certain other restrictions on us, including prohibition against applying for continuance in another jurisdiction and a prohibition against our enacting articles of incorporation or by-laws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on us including a prohibition against our creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that we maintain our registered office and head office operations within the Province.

The Saskatchewan Mining Development Corporation Reorganization Act also requires us to maintain our registered office and head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province.

PLAN OF DISTRIBUTION

The plan of distribution with respect to an offering of Securities under this Prospectus will be described in the Prospectus Supplement for the applicable distribution of Securities.

PRIOR SALES

Prior sales of the Securities, as applicable, will be described in the Prospectus Supplement relating to the specific issuance of Securities.

TRADING PRICE AND VOLUME

Trading prices and volume of the Securities, as applicable, will be described in the Prospectus Supplement relating to the specific issuance of Securities.

RISK FACTORS

Prospective purchasers of Securities should consider carefully the risk factors contained in and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference), including the risk factors section contained in the Company’s most recently filed annual information form and the Company’s most recently filed annual management’s discussion and analysis as well as any risk factors discussed in any quarterly management’s discussion and analysis for the current year, and those described in a Prospectus Supplement relating to a specific offering of Securities.

Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

CERTAIN INCOME TAX CONSEQUENCES

Prospective purchasers of Securities may be subject to tax consequences in Canada and abroad in respect of their acquisition, holding and/or disposition of Securities. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder, including, the Canadian income and/or withholding tax consequences applicable to investors who are non-residents of Canada. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to Canadian law in connection with the offering of the Securities will be passed upon on behalf of the Company by McCarthy Tétrault LLP and certain legal matters relating to United States law in connection with the issue and sale of the Securities will be passed upon on behalf of the Company by Covington & Burling LLP. At the date hereof, partners and associates of McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States law.

INTERESTS OF EXPERTS

The scientific and technical information relating to McArthur River described in this Prospectus has been approved by Gregory M. Murdock, P. Eng. and such information that is incorporated into this Prospectus by reference as of the date hereof was prepared by or under the supervision of or approved by Biman Bharadwaj, P. Eng., Gregory M. Murdock, P. Eng., and/or Alain D. Renaud, P. Geo., as described in the applicable document incorporated into this Prospectus by reference, provided that such information that is in the Material Change Report was approved by Gregory M. Murdock, P. Eng.

The scientific and technical information relating to Cigar Lake described in this Prospectus has been approved by Scott Bishop, P. Eng. and such information that is incorporated into this Prospectus by reference as of the date hereof was prepared by or under the supervision of or approved by Biman Bharadwaj, P. Eng., Scott Bishop, P.

Eng., Alain D. Renaud, P. Geo., and/or Lloyd Rowson, P. Eng., as described in the applicable document incorporated into this Prospectus by reference, provided that such information that is in the Material Change Report was approved by Lloyd Rowson, P. Eng.

The scientific and technical information relating to Inkai described in this Prospectus has been approved by Scott Bishop, P. Eng. and such information that is incorporated into this Prospectus by reference as of the date hereof was prepared by or under the supervision of or approved by Biman Bharadwaj, P. Eng., Scott Bishop, P. Eng., Sergey Ivanov, P. Geo., and/or Alain D. Renaud, P. Geo., as described in the applicable document incorporated into this Prospectus by reference.

Each of the individuals referenced above is a “qualified person” as such term is defined in NI 43-101 and is an employee of the Company or of one of our associates or affiliates. None of the individuals referenced above received or will receive a direct or indirect interest in our property or in the property of any of our associates or affiliates. As at the date hereof, each of the individuals referenced above beneficially owns, directly or indirectly, less than 1% of any outstanding class of our securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Cameco are KPMG LLP, River Centre, 500, 475 – 2nd Avenue South, Saskatoon, Saskatchewan S7K 1P4. KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is TSX Trust Company in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the U.S. at its principal office in Brooklyn, New York.

AGENT FOR SERVICE OF PROCESS IN CANADA

Kathryn (Kate) Jackson, a director of the Company, and Sergey Ivanov, P. Geo., a “qualified person” within the meaning of NI 43-101, each reside outside of Canada, and each has appointed Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the U.S. The Company has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Company or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Company or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Company’s

Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this Prospectus forms a part, an Appointment of Agent for Service of Process on Form F-X. Under the Form F-X, the Company appointed Cristina Giffin, Power Resources, Inc., Smith Ranch-Highland Operation, 762 Ross Road, Douglas, Wyoming, USA, 82633 as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or relating to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to in “Documents Incorporated by Reference”; the consent of the auditors; the consents of the applicable engineers and geologists; the Trust Indenture, dated as of May 22, 2012, between Cameco and The Bank of New York Mellon, as trustee, and the statement of eligibility of The Bank of New York Mellon, as trustee, on Form T-1; and powers of attorney of the directors and officers of the Company. A copy of the form of any warrant indenture, subscription receipt agreement, or supplemental debt indenture, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including General Order 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers of the Securities Division of the Financial and Consumer Affairs Authority of Saskatchewan (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”), which came into force on January 4, 2022. This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.